FILED PURSUANT TO

RULE 424 (B)(3)

REGISTRATION NO: 333-157087

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 10 DATED NOVEMBER 18, 2010

TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, relating to our offering of up to $2,200,000,000 of shares of our common stock, as supplemented by Supplement No. 6 dated April 14, 2010, Supplement No. 7 dated May 26, 2010, Supplement No. 8 dated August 19, 2010 and Supplement No. 9 dated October 21, 2010. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	amendments to our share redemption plan, an amended and restated copy of which is attached to this supplement as Annex A;

•	a clarification regarding our subscriptions procedures;

•	a revision to the “Risk Factors—Risks Related to Our Corporate Structure” section of the prospectus; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010, which is attached to this supplement as Annex B.

Status of Our Public Offerings

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of November 10, 2010 we had raised gross offering proceeds of approximately $58.1 million from the sale of approximately 5.8 million shares of common stock under our follow-on offering. As of November 10, 2010, approximately 194.2 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan. Unless extended, our follow-on offering is expected to terminate on August 6, 2011.

As of November 10, 2010, we had received aggregate gross offering proceeds of approximately $233.0 million from the sale of approximately 23.3 million shares in our public offerings. After incurring approximately $19.4 million in selling commissions and dealer manager fees, approximately $2.8 million in other organization and offering expenses, and funding common stock redemptions of approximately $1.4 million pursuant to the share redemption program, as of November 10, 2010, we had raised aggregate net offering proceeds available for investment in properties of approximately $209.4 million, substantially all of which had been invested in timberland properties.

Information Regarding Our Indebtedness

As of November 10, 2010, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 43%. As of November 10, 2010, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities, was approximately 86%.

As of November 10, 2010, we had total outstanding indebtedness of approximately $177.2 million, which consisted of a five-year senior loan, which we refer to as the Mahrt loan, in the original principal amount of $211.0 million with CoBank, ACB and Wells Fargo Securities, LLC. The proceeds of the Mahrt loan, which was entered into in March 2010, were used to refinance the outstanding balances due on a senior loan and a mezzanine loan entered into in October 2007 in connection with our acquisition from MeadWestvaco Corporation of certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland.

Amendment and Restatement of Share Redemption Plan

On November 8, 2010, we amended and restated our share redemption plan (the “Amended Share Redemption Plan”). The Amended Share Redemption Plan, which will take effect on December 9, 2010, provides the criteria that we will use to determine a “qualifying disability” under the Amended Share Repurchase Plan. In addition, the Amended Share Redemption Plan provides for the redemption of a stockholder’s shares in connection with the qualification for federal assistance for confinement to a “long term care facility” and provides the criteria for such determination.

The Amended Share Redemption Plan also changes the price at which we will redeem shares pursuant to the plan. For all redemptions other than in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of the period of one year after the completion of our offering stage, the price at which we will redeem shares will be 91% of the aggregate amount paid to us for all shares owned by the redeeming stockholder that were received from us divided by the number of shares owned by such stockholder that were received from us. For the period beginning one year after we complete our offering stage, the price at which we will redeem shares will be 95% of the per share value, as estimated by our advisor or another firm chosen for that purpose.

For shares to be redeemed in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of a period of one year after we complete our offering stage, the price at which we will redeem shares will be at an amount equal to 100% of the aggregate amount paid to us for all shares owned by the redeeming stockholder that were received from us, divided by all shares owned such stockholder that were received from us. For the period beginning one year after we complete our offering stage, the price at which we will redeem shares will be 100% of the aggregate amount paid to us for all shares owned by the redeeming stockholder that were received from us divided by all shares owned by such stockholder that were received from us, plus or minus (i) a valuation adjustment, which will be the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets and/or (ii) any other special distributions designated by our board of directors.

Finally, the Amended Share Redemption Plan clarifies that no shares that have been transferred for value by a stockholder will be eligible to participate in the Amended Share Redemption Plan. A copy of the Amended Share Redemption Plan is attached as Annex A.

Clarification Regarding Subscription Procedures

Each stockholder is required to represent that such stockholder has received a copy of the final prospectus. We will not accept payment for shares from you to complete a sale of shares to you until at least five business days after the date that you have received a final prospectus. You will receive a written confirmation of purchase. If we reject your subscription within 30 days of receipt of such subscription, you will receive a refund of your subscription amount automatically.

A Revision to Risk Factors—Risks Related to Our Corporate Structure

The following risk factor previously disclosed in our prospectus with the caption set forth below is hereby revised to read as follows:

We are dependent upon our advisor and its affiliates to conduct our operations and this offering; adverse changes in the financial health of our advisor or its affiliates or our relationship with them could cause our operations to suffer.

We are dependent upon our advisor and its affiliates to conduct our operations and this offering. Thus, adverse changes to our relationship with, or the financial health of, our advisor and its affiliates, including changes arising from litigation, could hinder their ability to successfully manage our operations and our portfolio of investments.

Affiliates of our advisor serve as a general partner to many Wells-sponsored limited partnership programs. Those affiliates may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against our advisor’s affiliates could result in a substantial reduction of their net worth. If such liabilities affected the level of services that our advisor could provide, our operations and financial performance could suffer.

In addition, affiliates of our advisor are currently parties to litigation regarding the internalization of entities affiliated with our advisor by Piedmont Office Realty Trust, Inc., formerly known as Wells Real Estate Investment Trust, Inc. (referenced herein as “Piedmont REIT”). Due to the uncertainties inherent in the litigation process, it is not possible for us to predict the ultimate outcome of these matters and, as with any litigation, the risk of financial loss does exist. Affiliates of our advisor have and may continue to incur defense costs associated with the litigation. A summary of the nature and status of the litigation is set forth below.

On March 12, 2007, a stockholder of Piedmont REIT filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III; Wells Capital, Wells Management; and other affiliates of our advisor. The litigation was filed prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, (i) that the consideration to be paid as part of the internalization is excessive; (ii) violations of the federal proxy rules based upon allegations that the proxy statement contains false and misleading statements or omits to state material facts; (iii) that the board of directors and the current and previous advisors breached their fiduciary duties to the class and to Piedmont REIT; and (iv) that the proposed internalization will unjustly enrich certain directors and officers of Piedmont REIT, including Messrs. Wells and Williams. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.

On June 27, 2007, the plaintiff filed an amended complaint, which contained the same counts as the original complaint, described above, with amended factual allegations based primarily on events occurring subsequent to the original complaint and the addition of one of Piedmont REIT’s officers as an individual defendant. On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff’s motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants’ motion for summary judgment and granting, in part, the plaintiff’s motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted “material” information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial. A trial date has not been set.

ANNEX A

WELLS TIMBERLAND REIT, INC.

AMENDED AND RESTATED SHARE REDEMPTION PLAN

The board of directors (the “Board”) of Wells Timberland REIT, Inc., a Maryland corporation (the “Company”), has adopted a Share Redemption Plan (the “SRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter unless otherwise defined herein.

1. Share Redemption. Subject to the terms and conditions of the Company’s credit agreements and the terms and conditions of this SRP, including the limitations on redemptions set forth in paragraph 3 and the procedures for redemption set forth in paragraph 4, the Company will redeem such number of shares of the Company’s Common Stock (the “Shares”) as requested by a stockholder or the authorized representative of a stockholder. Redemptions sought on the special terms identified in paragraph 5 do not require a one-year holding period and are subject only to the overall limitation that, during any calendar year, aggregate redemptions may not exceed 100% of the net proceeds from our distribution reinvestment plan during the calendar year and any additional amounts reserved for such purpose by the Company’s board of directors.

2. Redemption Price. The price at which the Company will redeem a Share depends on whether the redemption is sought within two years of a stockholder’s death, Qualifying Disability (as defined in paragraph 6) or qualification for federal assistance for confinement to a Long-Term Care Facility (as defined in paragraph 7). The redemption of a Share that is not sought within two years of a stockholder’s death, Qualifying Disability or qualification for federal assistance for confinement to a Long-Term Care Facility is referred to as an “Ordinary Redemption.”

a. The price that the Company will pay to redeem Shares pursuant to an Ordinary Redemption is as follows:

i. through the end of the period of one year after the Company completes its offering stage, the redemption price will be at an amount per share equal to 91% of the aggregate amount paid to the Company for all Shares owned by such stockholder that were received from the Company, divided by all Shares owned by the stockholder that were received from the Company; and

ii. following a period of one year after the Company completes its offering stage, 95% of the per share value of Shares, as estimated by the Company’s advisor or other firm chosen for that purpose.

b. The price that the Company will pay to redeem Shares within two years of a stockholder’s death, Qualifying Disability or qualification for federal assistance for confinement to a Long-Term Care Facility (each such redemption, a “Special Redemption”) is as follows:

i. through the end of a period of one year after the Company completes its offering stage, the redemption price will be at an amount per share equal to 100% of the aggregate amount paid to the Company for all Shares owned by such stockholder that were received from the Company, divided by all Shares owned by the stockholder that were received from the Company; and

ii. following a period of one year after the Company completes its offering stage, 100% of the aggregate amount paid to the Company for all Shares owned by such stockholder that were received from the Company, divided by all Shares owned by the stockholder that were received from the Company, plus or minus (x) a valuation adjustment (the aggregate distributions per Share of any net sale proceeds from the sale of one or more of the Company’s assets) and/or, (y) any other special distributions so designated by the Board.

Notwithstanding the foregoing, during any period in which the Company is engaged in a public offering of Shares, the purchase price paid to redeem any Shares shall not exceed the then-current offering price.

The Company will view its offering stage as complete upon the termination of its last public equity offering prior to the listing of its shares on a national securities exchange. For purposes of the SRP, the Company will exclude from the definition of “public equity offering” certain issuances by it as described under the “ERISA Considerations — Annual Valuation” subsection of the Company’s prospectus. The Company will report the redemption price in the annual report and the three quarterly reports it is required to publicly file with the U.S. Securities and Exchange Commission.

3. Limitations on Redemption. Notwithstanding anything contained in this SRP to the contrary, the Company’s obligation to redeem Shares pursuant to paragraph 1 hereof is limited as follows.

a. The Company will not redeem any Share pursuant to this SRP that has been transferred for value by a stockholder. After a transfer for value, the transferee and all subsequent holders of the share are not eligible to participate in the SRP.

b. The Company will not make an Ordinary Redemption of a Share until such Share has been issued and outstanding for at least one year, provided that, if the Company is redeeming all of a stockholder’s Shares, then the Company will redeem Shares purchased by such stockholder pursuant to the Company’s distribution reinvestment plan, even if such Shares have not been issued and outstanding for at least one year.

c. During any calendar year, the Company will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

d. The Company will not redeem Shares on any Redemption Date (as defined in paragraph 4 below) to the extent that such redemptions would cause the aggregate amount paid for redemptions since the beginning of the then-current calendar year to exceed the sum of (x) 100% of the net proceeds from the Company’s distribution reinvestment plan during such period and (y) any additional amount reserved for such purpose by the Board.

4. Procedures for Redemption. The Company will redeem Shares on the last business day of each month (each such date a “Redemption Date”). For a stockholder’s Shares to be eligible for redemption on a given Redemption Date, the Company must receive a written redemption request at least five business days before the Redemption Date. If the Company cannot repurchase all Shares presented for redemption in any month, then the Company will attempt to honor redemption requests on a pro rata basis, except that (i) if a pro rata redemption would result in a stockholder owning less than half of the minimum amount described the “Plan of Distribution — Minimum Purchase Requirements” subsection of the Company’s prospectus, then the Company would redeem all of such stockholder’s Shares; and (ii) if a pro rata redemption would result in a stockholder owning more than half but less than all of the applicable minimum amount, then the Company would not redeem any Shares that would reduce a stockholder’s ownership of Shares below the applicable minimum amount.

If the Company does not completely satisfy a redemption request at month-end because the Company did not receive the request in time, or because of the restrictions on the number of Shares the Company may redeem under the SRP, then the Company will treat the unsatisfied portion of the redemption request as a request for redemption at the next Redemption Date, unless the redemption request is withdrawn. Any stockholder may withdraw a redemption request by sending written notice to the Company at the address set forth in paragraph 7, provided such notice is received before the Redemption Date.

5. Special Provisions upon Death, Qualifying Disability or Qualification for Federal Assistance for Confinement to a Long-Term Care Facility.

Notwithstanding anything herein to the contrary, the Company will treat redemption requests sought pursuant to a Special Redemption differently than Ordinary Redemptions, as follows:

a. There is no requirement that Shares be issued and outstanding for at least one year before being redeemed;

b. The Special Redemption pricing terms set forth in paragraph 2.b. will apply.

c. The limitation on redemptions set forth in paragraph 3.b. will not apply.

d. A stockholder that is a trust may only redeem on the terms available in connection with a Special Redemption if the deceased or disabled was the sole beneficiary of the trust, or if the only other beneficiary of the trust was the spouse of the deceased or disabled.

6. Qualifying Disability Determinations. In order for a stockholder’s disability to entitle such stockholder to the Special Redemption terms described in paragraph 5 (a “Qualifying Disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the Shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “Applicable Government Agency”). The Applicable Government Agencies are limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the Applicable Governmental Agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the Applicable Governmental Agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the Applicable Governmental Agency is the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

A disability determination by a governmental agency for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums will not be considered a Qualifying Disability. Redemption requests following an award by the Applicable Governmental Agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the Applicable Governmental Agency that the Company deems acceptable and that demonstrates an award of the disability benefits.

Because the following disabilities do not entitle a worker to Social Security disability benefits, they will not be considered Qualifying Disabilities, except in the limited circumstances when the investor is awarded disability benefits by the other Applicable Governmental Agencies described above:

a. disabilities occurring after the legal retirement age;

b. temporary disabilities; and

c. disabilities that do not render a worker incapable of performing substantial gainful activity.

7. Qualifying for Federal Assistance for Confinement to a Long-Term Care Facility.

With respect to the Special Redemption terms described in paragraph 5 sought in connection with a stockholder (or stockholder’s spouse) qualifying for federal assistance for confinement to a Long-Term Care Facility, a “Long-Term Care Facility” shall mean an institution that: (a) either (i) is, approved by Medicare as a provider of skilled nursing care, or (ii) is licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands); and (b) meets all of the following requirements: (i) its main function is to provide skilled, intermediate or custodial nursing care; (ii) it provides continuous room and board to three or more persons; (iii) it is supervised by a registered nurse or licensed practical nurse; (iv) it keeps daily medical records of all medication dispensed; and (v) its primary service is other than to provide housing for residents.

A stockholder seeking a Special Redemption of his or her Shares in order to qualify for federal assistance for confinement of the stockholder (or the stockholder’s spouse) to a Long-Term Care Facility must submit: (a) a written statement from a licensed physician certifying either (i) the continuous and continuing confinement of the stockholder (or the stockholder’s spouse) to a Long-Term Care Facility beginning at any time in the last two years, or (ii) that the licensed physician has determined that the stockholder (or the stockholder’s spouse) should be or is eligible to be indefinitely confined to a Long-Term Care Facility; and (b) evidence satisfactory to the Company in its sole discretion that the redemption of the Shares and complete or partial exhaustion of the redemption proceeds is necessary for the stockholder (or the stockholder’s spouse) to meet the income or asset levels required by applicable state or federal assistance programs in order to qualify for state or federal assistance in paying for his or her Long-Term Care Facility.

The Company may not effect a Special Redemption of Shares if the stockholder seeking redemption was confined to (or eligible to be confined to) a Long-Term Care Facility on the date he or she became a stockholder and had received skilled nursing care at such Long Term Care Facility prior to or on such date. If the Shares are not held by a natural person, or through a revocable grantor trust or an IRA or other retirement or profit sharing plan, then the right of redemption described in this paragraph 7 does not apply.

8. Termination, Suspension or Amendment of the SRP by the Company. The Company may amend, suspend or terminate the SRP for any reason upon 30 days’ notice to the Company’s stockholders. The Company will notify stockholders of such developments (i) in the quarterly reports mentioned in Section 2. above or (ii) by means of a separate mailing, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934, as amended. During the current public offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.

The SRP provides stockholders a limited ability to redeem Shares for cash until a secondary market develops for the Shares. If and when such a secondary market develops, the SRP will terminate automatically.

9. Address for Notice of Redemption Requests. Stockholders who desire to redeem their shares must provide written notice to Wells Investment Securities at 6200 The Corners Parkway, Norcross, Georgia 30092-3365, Attn: Client Services.

10. Liability of the Company. The Company shall not be liable for any act done in good faith or for any good faith omission to act.

11. Governing Law. The SRP shall be governed by the laws of the State of Maryland.

ANNEX B

QUARTERLY REPORT ON FORM 10-Q

FOR THE

QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended September 30, 2010

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 000-53193

WELLS TIMBERLAND REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	20-3536671
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6200 The Corners Parkway

Norcross, Georgia 30092

(Address of principal executive offices)

(Zip Code)

(770) 449-7800

(Registrant’s telephone number, including area code)

N/A

(Former name, former address, and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files)

Yes  ☐    No   ☐

[Not yet applicable to the registrant]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Number of shares outstanding of the registrant’s only

class of common stock, as of October 31, 2010: 24,217,219 shares

FORM 10-Q

WELLS TIMBERLAND REIT, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Quarterly Report on Form 10-Q of Wells Timberland REIT, Inc. and subsidiaries (“Wells Timberland REIT,” “we,” “our,” or “us”) other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in those acts. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that this report is filed with the Securities and Exchange Commission (“SEC”). We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this report, and we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, make distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered. See Item 1A herein, as well as Item 1A in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2009, for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements. The risk factors described herein and in our Annual Report on Form 10-K for the year ended December 31, 2009 are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business.

PART I.	FINANCIAL INFORMATION

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The information furnished in the accompanying consolidated balance sheets and related consolidated statements of operations, stockholders’ equity, and cash flows reflects all normal and recurring adjustments that are, in management’s opinion, necessary for a fair and consistent presentation of the aforementioned financial statements.

The accompanying consolidated financial statements should be read in conjunction with the condensed notes to Wells Timberland REIT’s consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this quarterly report on Form 10-Q and with Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2009. Wells Timberland REIT’s results of operations for the three months and nine months ended September 30, 2010 are not necessarily indicative of the operating results expected for the full year.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2010	December 31, 2009
Assets:
Cash and cash equivalents	$7,574,643	$5,636,878
Restricted cash and cash equivalents	6,461,902	7,955,701
Accounts receivable	952,767	992,750
Prepaid expenses and other assets	514,909	690,596
Deferred financing costs, less accumulated amortization of $230,605 and $9,873,172 as of September 30, 2010 and December 31, 2009, respectively	1,977,315	867,857
Timber assets, at cost:
Timber and timberlands, net (Note 3)	343,708,983	354,761,315
Intangible lease assets, less accumulated amortization of $495,624 and $370,793 as of September 30, 2010 and December 31, 2009, respectively	541,229	666,060

Total assets	$361,731,748	$371,571,157

Liabilities:
Accounts payable and accrued expenses	$3,055,520	$2,808,318
Due to affiliates (Note 8)	24,306,509	19,470,549
Other liabilities	3,538,891	4,926,182
Notes payable (Note 4):
Mahrt loan	182,836,766	—
Senior loan	—	201,852,588
Mezzanine loan	—	14,988,709

Total liabilities	213,737,686	244,046,346

Commitments and Contingencies (Note 5)

Stockholders’ Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized:
8.5% Series A preferred stock, $1,000 liquidation preference; 32,128 shares issued and outstanding as of September 30, 2010 and December 31, 2009	40,261,928	38,219,379
8.5% Series B preferred stock, $1,000 liquidation preference; 11,500 shares issued and outstanding as of September 30, 2010 and December 31, 2009	13,452,089	12,720,973
Common stock, $0.01 par value; 900,000,000 shares authorized; 23,631,753 and 19,460,028 shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively	236,318	194,601
Additional paid-in capital	203,079,004	167,627,870
Accumulated deficit	(109,035,277)	(91,238,012)

Total stockholders’ equity	147,994,062	127,524,811

Total liabilities and stockholders’ equity	$361,731,748	$371,571,157

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited) Three Months Ended September 30,		(Unaudited) Nine Months Ended September 30,
	2010	2009	2010	2009
Revenues:
Timber sales	$11,867,484	$11,665,742	$31,474,933	$32,675,442
Timberland sales	1,489,387	—	1,492,387	5,024,208
Other revenues	717,299	676,296	3,214,926	2,369,291

	14,074,170	12,342,038	36,182,246	40,068,941
Expenses:
Contract logging and hauling costs	5,699,494	6,371,755	16,004,746	16,499,678
Depletion	3,432,893	4,260,347	10,756,235	12,913,371
Cost of timberland sales	1,144,964	—	1,141,820	3,416,263
General and administrative expenses	1,023,466	1,011,080	3,402,225	2,904,849
Asset and forestry management fees:
Related-party	991,956	992,304	2,976,563	2,982,423
Other	714,741	765,788	2,147,795	2,308,853
Land rent expense	560,921	592,032	1,633,480	1,755,711
Other operating expenses	810,357	771,169	2,206,063	2,024,709

	14,378,792	14,764,475	40,268,927	44,805,857

Operating loss	(304,622)	(2,422,437)	(4,086,681)	(4,736,916)

Other income (expense):
Interest income	2,170	1,433	4,267	26,056
Interest expense	(2,158,938)	(2,223,530)	(6,743,828)	(8,030,091)
Loss on interest rate swaps	(673,791)	(627,270)	(1,901,334)	(1,900,835)

	(2,830,559)	(2,849,367)	(8,640,895)	(9,904,870)

Net loss	(3,135,181)	(5,271,804)	(12,727,576)	(14,641,786)
Dividends to preferred stockholders	(934,715)	(917,575)	(2,773,665)	(2,722,804)

Net loss available to common stockholders	$(4,069,896)	$(6,189,379)	$(15,501,241)	$(17,364,590)

Per-share information—basic and diluted:
Net loss available to common stockholders	$(0.18)	$(0.35)	$(0.72)	$(1.08)

Weighted-average common shares outstanding—basic and diluted	22,943,871	17,816,956	21,650,624	16,115,250

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2009	19,460,028	$194,601	43,628	$50,940,352	$167,627,870	$(91,238,012)	$127,524,811
Issuance of common stock	3,760,392	37,604	—	—	37,265,568	—	37,303,172
Issuance of stock dividends (Note 6)	485,075	4,850	—	—	5,064,648	(5,069,689)	(191)
Redemption of common stock	(73,742)	(737)	—	—	(730,262)	—	(730,999)
Dividends on preferred stock	—	—	—	2,773,665	(2,773,665)	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(2,706,281)	—	(2,706,281)
Other offering costs	—	—	—	—	(365,765)	—	(365,765)
Placement and structuring agent fees	—	—	—	—	(303,109)	—	(303,109)
Net loss	—	—	—	—	—	(12,727,576)	(12,727,576)

Balance, September 30, 2010	23,631,753	$236,318	43,628	$53,714,017	$203,079,004	$(109,035,277)	$147,994,062

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2008	13,412,781	$134,128	42,828	$46,499,973	$116,930,362	$(71,289,755)	$92,274,708
Issuance of common stock	4,711,530	47,115	—	—	47,068,187	—	47,115,302
Redemption of common stock	(9,720)	(97)			(97,101)		(97,198)
Dividends on preferred stock	—	—	—	2,722,804	(2,722,804)	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(4,150,547)	—	(4,150,547)
Other offering costs	—	—	—	—	(562,937)	—	(562,937)
Net loss	—	—	—	—	—	(14,641,786)	(14,641,786)

Balance, September 30, 2009	18,114,591	$181,146	42,828	$49,222,777	$156,465,160	$(85,931,541)	$119,937,542

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) Nine Months Ended September 30,
	2010	2009
Cash Flows from Operating Activities:
Net loss	$(12,727,576)	$(14,641,786)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion	10,756,235	12,913,371
Unrealized gain on interest rate swaps	(1,921,152)	(2,088,299)
Other amortization	153,811	140,692
Noncash interest expense	1,098,462	1,025,390
Basis of timberland sold	1,033,688	3,228,363
Basis of timber on terminated lease	26,850	84,375
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	39,983	(171,787)
Decrease (increase) in prepaid expenses and other assets	175,687	(677,769)
Increase in accounts payable and accrued expenses	247,202	361,385
Increase in due to affiliates	4,755,125	4,200,052
Increase in other liabilities	533,670	625,555

Net cash provided by operating activities	4,171,985	4,999,542

Cash Flows from Investing Activities:
Investment in timber, timberland, and related assets	(793,422)	(800,110)
Funds released from escrow accounts	1,493,799	103,874

Net cash provided by (used in) investing activities	700,377	(696,236)

Cash Flows from Financing Activities:
Financing costs paid	(2,207,920)	(303,596)
Proceeds from notes payable	211,000,000	—
Repayments of mezzanine loan	(14,988,709)	(38,782,437)
Repayments of senior loan	(201,852,588)	(6,748,386)
Repayments of Mahrt loan	(28,163,234)	—
Issuance of common stock	37,030,439	46,861,416
Redemptions of common stock	(730,999)	(97,198)
Commissions on stock sales and related dealer-manager fees paid	(2,470,633)	(3,893,207)
Other offering costs paid	(247,844)	—
Placement and structuring agent fees	(303,109)	—

Net cash used in financing activities	(2,934,597)	(2,963,408)

Net increase in cash and cash equivalents	1,937,765	1,339,898
Cash and cash equivalents, beginning of period	5,636,878	4,120,091

Cash and cash equivalents, end of period	$7,574,643	$5,459,989

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010 (unaudited)

1.	Organization

Wells Timberland REIT, Inc. (“Wells Timberland REIT”) was formed on September 27, 2005 as a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells Timberland REIT engages in the acquisition and ownership of timberland located throughout the United States. Substantially all of Wells Timberland REIT’s business is conducted through Wells Timberland Operating Partnership, L.P. (“Wells Timberland OP”), a Delaware limited partnership formed on November 9, 2005, of which Wells Timberland REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99.99% of its common partnership units. Wells Timberland Management Organization, LLC (“Wells TIMO”), a wholly owned subsidiary of Wells Capital, Inc. (“Wells Capital”), is the sole limited partner of Wells Timberland OP. In addition, Wells Timberland OP formed Wells Timberland TRS, Inc. (“Wells Timberland TRS”), a wholly owned subsidiary organized as a Delaware corporation, on January 1, 2006. Unless otherwise noted, references herein to Wells Timberland REIT shall include Wells Timberland REIT and all of its subsidiaries, including Wells Timberland OP, and the subsidiaries of Wells Timberland OP and Wells Timberland TRS. Under an agreement (the “Advisory Agreement”), Wells TIMO performs certain key functions on behalf of Wells Timberland REIT and Wells Timberland OP, including, among others, the investment of capital proceeds and management of day-to-day operations (see Note 8).

As of September 30, 2010, Wells Timberland REIT owned approximately 222,400 acres of timberland and held long-term leasehold interests in approximately 85,000 acres of additional timberland, all of which is located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the “Mahrt Timberland”). Wells Timberland REIT acquired the Mahrt Timberland on October 9, 2007. Wells Timberland REIT generates the majority of its revenues from selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, selling higher and better use (“HBU”) timberland, and leasing land-use rights to third parties. Wells Timberland REIT also generates additional revenues and income from selling the rights to extract natural resources, other than timber, from its timberland.

On August 11, 2006, Wells Timberland REIT commenced its initial public offering (the “Initial Public Offering”) of up to 85.0 million shares of common stock, of which 75.0 million shares were offered in the primary offering for $10.00 per share and 10.0 million shares were reserved for issuance through Wells Timberland REIT’s distribution reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act. Wells Timberland REIT began actively selling its common shares in May 2007. Wells Timberland REIT commenced operations after receiving and accepting subscriptions in its Initial Public Offering equal to the minimum offering amount of $2.0 million on July 11, 2007. Wells Timberland REIT stopped offering shares for sale under the Initial Public Offering on August 11, 2009. Wells Timberland REIT raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares under the Initial Public Offering.

On August 6, 2009, Wells Timberland REIT commenced its follow-on offering (the “Follow-On Offering”) of up to 220.9 million shares of common stock, of which 200.0 million shares are offered in a primary offering for $10.00 per share and 20.9 million shares of common stock are reserved for issuance through Wells Timberland REIT’s distribution reinvestment plan for $9.55 per share, pursuant to a Registration Statement filed on Form S-11 under the Securities Act. Wells Timberland REIT began accepting subscriptions under the Follow-On Offering on August 12, 2009. As of September 30, 2010, Wells

Timberland REIT has raised gross offering proceeds from the sale of common stock under the Follow-On Offering of approximately $49.8 million. Unless extended, the Follow-On Offering is expected to terminate on August 6, 2011.

As of September 30, 2010, Wells Timberland REIT has raised gross offering proceeds from the sale of common stock under the Initial Public Offering and the Follow-On Offering (the “Public Offerings”) of approximately $224.7 million. After deductions from such gross offering proceeds for payments of selling commissions and dealer-manager fees of approximately $18.8 million, other organization and offering costs of approximately $0.5 million, and common stock redemptions of approximately $1.3 million under the share redemption plan, Wells Timberland REIT had received aggregate net offering proceeds of approximately $204.1 million, which was used to partially fund the Mahrt Timberland acquisition and pay down acquisition-related debt. As of September 30, 2010, Wells Timberland REIT has incurred other organization and offering costs of approximately $2.7 million, approximately $2.2 million of which is deferred by the terms of Wells Timberland REIT’s loan agreement until after reduction of the mortgage to a 30% loan-to-collateral value ratio.

On July 11, 2008, Wells Timberland REIT entered into a master purchase agreement (the “Master Purchase Agreement”) with Wells TIMO, Wells-DFH Timberland Nr.88 GmbH & Co. KG, a German closed-end fund (the “2008 Fund”), and Deutsche Fonds Holding AG, a corporation organized under the laws of Germany (“DFH”). DFH was not, and the 2008 Fund (prior to purchasing shares of common stock under the Master Purchase Agreement) was not, in any way affiliated with Wells Timberland REIT or its affiliates. On April 8, 2009, Wells Timberland REIT entered into an amended and restated master purchase agreement (the “Amended Master Purchase Agreement”) with Wells TIMO, DFH, the 2008 Fund and Wells-DFH Materia Nr.88 GmbH & Co. KG, a German closed-end fund (the “2009 Fund”). Pursuant to the Amended Master Purchase Agreement, Wells Timberland REIT has agreed to sell up to 53.8 million shares of its common stock that were not sold to the 2008 Fund to the 2009 Fund, at a price per share of $9.30, for an aggregate purchase price of up to $500.0 million (the “German Offering”). In Wells Timberland REIT’s Follow-On Offering, shares of Wells Timberland REIT’s common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% sales commission and the 1.8% dealer-manager fee, Wells Timberland REIT receives net proceeds (before expenses) of $9.12 per share. In the German Offering, Wells Timberland REIT is selling shares of its common stock to the 2009 Fund at a price per share of $9.30. The 2009 Fund will not pay the sales commission or the dealer-manager fee in connection with the German Offering; however, Wells Timberland REIT will pay DFH a distribution fee of 1.0% of the gross proceeds that it receives from the German Offering. As a result, in respect of those shares of Wells Timberland REIT’s common stock sold in the German Offering, Wells Timberland REIT will receive net proceeds (before expenses) of $9.21 per share, which is greater than the $9.12 per share that Wells Timberland REIT receives in its Follow-On Offering after deducting the sales commission and dealer-manager fee. Wells Timberland REIT may increase, in its sole discretion, the size of the German Offering up to a maximum of approximately 107.5 million shares of its common stock to accommodate any additional German closed-end fund(s) or other investment vehicles that may become a party to the Amended Master Purchase Agreement in the future (together with the 2009 Fund, the “Funds”). The Funds’ right to purchase shares pursuant to the Amended Master Purchase Agreement will continue until the earlier of (i) the sale of all of the shares contemplated thereby or (ii) December 31, 2010. The German Offering is being conducted pursuant to Regulation S under the Securities Act and is separate and in addition to Wells Timberland REIT’s Follow-On Offering. As of September 30, 2010, Wells Timberland REIT had received net proceeds of $5,000 from the sale of its common stock under the German Offering.

Wells Timberland REIT has offered up to approximately 11.4 million shares of its common stock, of which approximately 10.4 million shares are offered in a primary offering to non-U.S. persons at a price per share of $9.65 and up to approximately 1.0 million shares of common stock are reserved for issuance through an unregistered distribution reinvestment plan at a price per share equal to $9.55, in a private placement pursuant to Regulation S under the Securities Act (the “2010 German Offering”) (see Note 5). In Wells Timberland REIT’s Follow-On Offering, shares of Wells Timberland REIT’s common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% sales commission and the 1.8% dealer manager fee, Wells Timberland REIT receives net proceeds (before expenses) of $9.12 per share. In the 2010 German Offering, Wells Timberland REIT is selling shares of its common stock at a price per share of $9.65. No sales commission or dealer manager fee is payable in connection with the 2010 German Offering; however, Wells Timberland REIT will pay a transaction fee to Viscardi AG, a corporation organized under the laws of Germany (“Viscardi”), of $0.25 per share purchased in the 2010 German Offering and a transaction fee to Wells Germany GmbH, a limited partnership organized under the laws of Germany (“Wells Germany”), of $0.20 per share (see Note 5 and Note 8). As a result, in respect of those shares of Wells Timberland REIT’s common stock sold in the 2010 German Offering, Wells Timberland REIT will receive net proceeds (before expenses) of $9.20 per share, which is greater than the $9.12 per share that Wells Timberland REIT receives in its Follow-On Offering after deducting the sales commission and dealer manager fee. In addition to the transaction fee, Wells Timberland REIT will pay an annual account maintenance fee to Viscardi of $0.02 per share purchased in the 2010 German Offering (see Note 5). The 2010 German Offering will continue until the earlier of (i) the sale of all of the shares contemplated thereby or (ii) December 31, 2010. Discounts are available to certain investors. As of September 30, 2010, Wells Timberland REIT had raised approximately $6.5 million from the sale of approximately 0.7 million shares under the 2010 German Offering. After deductions from such gross offering proceeds for payments of transaction fees of approximately $0.3 million, Wells Timberland REIT had received net offering proceeds of approximately $6.2 million, which was used to pay down acquisition-related debt.

Wells Timberland REIT’s common stock is not listed on a national securities exchange. Wells Timberland REIT’s charter requires that in the event its common stock is not listed on a national securities exchange by August 11, 2018, Wells Timberland REIT must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells Timberland REIT seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells Timberland REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Timberland REIT seeks and does not obtain approval to liquidate, Wells Timberland REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells Timberland REIT have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year.

Wells Timberland REIT owns a controlling financial interest in Wells Timberland OP and Wells Timberland TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Timberland OP and Wells Timberland TRS are prepared using accounting policies consistent with those used by Wells Timberland REIT. All intercompany balances and transactions have been eliminated in consolidation.

For further information, refer to the financial statements and footnotes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2009.

Interest Rate Swap Agreements

Wells Timberland REIT has entered into interest rate swap agreements to hedge its exposure to changing interest rates on variable rate debt instruments. Wells Timberland REIT does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells Timberland REIT records the fair value of its interest rate swaps as either prepaid expenses and other assets or other liabilities in the accompanying consolidated balance sheets. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive loss in the accompanying consolidated statement of stockholders’ equity. The ineffective portion of the hedge, if any, is recognized in current earnings during the period of change in fair value. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain or loss on interest rate swaps in the accompanying consolidated statements of operations. Amounts received or paid under interest rate swaps are recorded as gain or loss on interest rate swaps as incurred.

As of September 30, 2010 and December 31, 2009, Wells Timberland REIT recognized the fair value of interest rate swaps of approximately $1.9 million and $3.8 million, respectively, in other liabilities. The detail of loss on interest rate swaps is provided below for the three months and nine months ended September 30, 2010 and 2009, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Noncash gain on interest rate swaps	$652,130	$788,532	$1,921,152	$2,088,299
Net payments on interest rate swaps	(1,325,921)	(1,415,802)	(3,822,486)	(3,989,134)

Loss on interest rate swaps	$(673,791)	$(627,270)	$(1,901,334)	$(1,900,835)

Stock Dividends

On August 9, 2010, the board of directors of Wells Timberland REIT declared three stock dividends for stockholders of record on record dates occurring during the three months ended September 30, 2010 (see Note 6). Stock dividends are assigned a value based on share offering prices under Wells Timberland REIT’s respective offerings and recorded against retained earnings. The par value of a stock dividend declared and issued is recorded as common stock and the remaining value is recorded as additional paid-in capital. The par value of a stock dividend declared but not issued is recorded as other liabilities in the accompanying consolidated balance sheets and the remaining value is recorded as additional paid-in capital. Basic and diluted per share information presented in the accompanying consolidated statements of operations is retroactively adjusted for all periods presented to reflect the impact of the additional shares of common stock issued and outstanding as a result of a stock dividend.

Income Taxes

Wells Timberland REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such beginning with its taxable year ended December 31, 2009. Wells Timberland REIT was taxed as a C corporation for the years ended December 31, 2008 and 2007, and, accordingly, was subject to federal income taxes for those periods. To qualify to be taxed as a REIT, Wells Timberland REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to its stockholders. As a REIT, Wells Timberland REIT generally is not subject to federal income tax on taxable income it distributes to stockholders. Wells Timberland REIT is subject to certain state and local taxes related to the operations of timberland properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

As of January 1, 2009, the beginning of the taxable year in which Wells Timberland REIT qualified for and elected to be taxed as a REIT, or its REIT commencement date, Wells Timberland REIT had net built-in gains on its timber assets of approximately $37.5 million. Wells Timberland REIT elected not to take such net built-in gains into income immediately prior to its REIT commencement date, but rather subsequently recognize gain on the disposition of any timber assets it holds at the REIT commencement date, if disposed of within the ten-year period beginning on the REIT commencement date. Wells Timberland REIT will be subject to tax on such net built-in gains at the highest regular corporate rate during the ten-year period beginning on the REIT commencement date on the lesser of (a) the excess of the fair market value of the timber assets disposed of as of the REIT commencement date over its basis in the timber assets as of the REIT commencement date (the built-in gain with respect to that timberland as of the REIT commencement date); (b) the amount of gain Wells Timberland REIT would otherwise recognize on the disposition; or (c) the amount of net built-in gain in its timber assets as of the REIT commencement date not already recognized during the ten-year period. At December 31, 2009, Wells Timberland REIT had federal and state net operating loss carryforwards of approximately $65.0 million and $60.6 million, respectively. Such net operating loss carryforwards may be utilized, subject to certain limitations, to offset future taxable income, including net built-in gains.

Wells Timberland REIT has elected to treat Wells Timberland TRS as a taxable REIT subsidiary. Wells Timberland REIT may perform certain non-customary services, including real estate or non-real-estate related services, through Wells Timberland TRS. Earnings from services performed through Wells Timberland TRS are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for Wells Timberland REIT to continue to qualify to be taxed as a REIT, Wells Timberland REIT’s investment in Wells Timberland TRS may not exceed 25% of the value of the total assets of Wells Timberland REIT.

Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

Fair Value Measurements

Wells Timberland REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

Wells Timberland REIT applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swaps at fair value. The valuation of the interest rate swaps was determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

The following table presents information about Wells Timberland REIT’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and December 31, 2009 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Fair Value Measurements as of September 30, 2010
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$1,858,130	$—	$1,858,130	$—

	Fair Value Measurements as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swaps	$3,779,282	$—	$3,779,282	$—

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on accounting for transfers of financial assets, which is effective for Wells Timberland REIT for the year beginning January 1, 2010. The guidance amends previously issued de-recognition guidance, including eliminating the concept of a “qualifying special-purpose entity”. The adoption of the guidance did not have a material impact on Wells Timberland REIT’s consolidated financial statements.

In June 2009, the FASB issued authoritative guidance amending previously issued guidance for consolidation of variable interest entities. The new guidance is effective for Wells Timberland REIT for the year beginning January 1, 2010. The guidance changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting rights (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The adoption of the guidance did not have a material impact on Wells Timberland REIT’s consolidated financial statements.

In January 2010, the FASB clarified previously issued GAAP and issued new requirements related to fair value measurements and disclosures. The clarification component includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between the levels in the fair value hierarchy, as well as the individual components in the rollforward of the lowest level (Level 3) in the fair value hierarchy. This change in GAAP was effective for Wells Timberland REIT beginning January 1, 2010, except for the provision concerning the rollforward of activity of the Level 3 fair value measurement, which will become effective for Wells Timberland REIT on January 1, 2011. The adoption of the guidance did not have a material impact on Wells Timberland REIT’s consolidated financial statements or disclosures.

3.	Timber and Timberlands

As of September 30, 2010 and December 31, 2009, timber and timberlands consisted of the following, respectively:

	As of September 30, 2010
	Gross	Accumulated Depletion or Amortization	Net
Timber	$189,657,250	$10,756,235	$178,901,015
Timberlands	164,548,919	—	164,548,919
Mainline roads	315,651	56,602	259,049

Timber and Timberlands	$354,521,820	$10,812,837	$343,708,983

	As of December 31, 2009
	Gross	Accumulated Depletion or Amortization	Net
Timber	$206,762,429	$17,443,684	$189,318,745
Timberlands	165,221,663	—	165,221,663
Mainline roads	248,529	27,622	220,907

Timber and Timberlands	$372,232,621	$17,471,306	$354,761,315

Wells Timberland REIT sold approximately 866 acres of HBU timberland during the three months ended September 30, 2010. Wells Timberland sold no HBU timberland during the three months ended September 30, 2009. During the nine months ended September 30, 2010 and 2009, Wells Timberland sold approximately 868 acres and 3,010 acres of HBU timberland, respectively. In connection with approximately 2,960 acres of HBU timberland sold during the nine months ended September 30, 2009, Wells Timberland REIT entered into a timber reservation agreement with the purchaser whereby Wells Timberland REIT retained the title and right to harvest certain standing timber through December 31, 2009.

4.	Note Payable

On March 24, 2010, Wells Timberland REIT entered into a five-year senior loan agreement for $211.0 million with CoBank, ACB (“CoBank”) and Wells Fargo Securities, LLC (“Wells Fargo”) serving as co-lead lenders and CoBank serving as administrative agent (the “Mahrt Loan”). Proceeds from the Mahrt Loan were used to refinance the outstanding balances due on the senior and mezzanine loans obtained in connection with the acquisition of the Mahrt Timberland and to fund costs associated with closing the Mahrt Loan. The Mahrt Loan is subject to mandatory prepayment from proceeds generated from the sale or other disposition of the Mahrt Timberland equal to the allocated cost basis of the disposed timberland. Additional repayments are required from net proceeds of Wells Timberland REIT’s offerings and any proceeds generated from the sales or other dispositions of timber until reduction of the Mahrt Loan to a loan-to-collateral value ratio of less than 40%.

During the three months ended September 30, 2010, Wells Timberland REIT paid down the Mahrt Loan by approximately $17.1 million, which, when added to principal payments made in prior periods, reduced the outstanding principal balance of the Mahrt Loan to an amount not greater than $198.5 million, as required under the terms of the Mahrt Loan agreement. Wells Timberland REIT is required to make principal reduction payments on the Mahrt Loan on September 30, 2011 and March 31, 2012, reducing the outstanding balance to an amount not greater than $173.5 million and $161.0 million, respectively.

The Mahrt Loan contains certain restrictive and financial covenants. Wells Timberland REIT was in compliance with the restrictive and financial covenants of the Mahrt Loan as of September 30, 2010.

During the nine months ended September 30, 2010 and 2009, Wells Timberland REIT made interest payments of approximately $9.5 million and $11.0 million, respectively.

As of September 30, 2010 and December 31, 2009, the estimated fair value of Wells Timberland REIT’s notes payable was approximately $182.8 million and $212.7 million, respectively. The fair values of outstanding mortgage notes payable were estimated based on discounted cash flow analyses using the current market borrowing rates for similar types of borrowing arrangements as of September 30, 2010 and December 31, 2009. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5.	Commitments and Contingencies

MeadWestvaco Timber Agreements

In connection with its acquisition of the Mahrt Timberland, Wells Timberland REIT entered into a master stumpage agreement and a fiber supply agreement (collectively, the “Timber Agreements”) with a wholly owned subsidiary of MeadWestvaco Corporation (“MeadWestvaco”). The master stumpage agreement provides that Wells Timberland REIT will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to Wells Timberland TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco plus a portion of the gross proceeds received from MeadWestvaco under the fiber supply agreement. The fiber supply agreement provides that MeadWestvaco will purchase specified amounts of timber, including pine pulpwood, hardwood pulpwood, chip-n-saw, and pine sawlogs, from Wells Timberland TRS at specified prices per ton of timber, depending upon the type of timber. The fiber supply agreement is subject to quarterly market pricing adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern states. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide Wells Timberland REIT with a reliable consumer for the wood products from the Mahrt Timberland.

Carbon Storage Agreement

Wells Timberland REIT has entered into a carbon storage agreement (the “Carbon Storage Agreement”) with Carbon TreeBank LLC (“CTB”), which is an aggregator and facilitator of private timberland carbon offsets. The Carbon Storage Agreement provides that Wells Timberland REIT will participate in the carbon dioxide offset and mitigation program facilitated by CTB by managing up to 50,000 acres of Wells Timberland REIT’s timberland for the purpose of the storage of atmospheric carbon. CTB agreed to purchase carbon dioxide offset credits until December 31, 2011, subject to demand under the program, at a price based on the average monthly strike price of carbon credits traded on the Chicago Climate Exchange pursuant to the Carbon Storage Agreement. Wells Timberland REIT did not recognize revenue related to the Carbon Storage Agreement during the nine months ended September 30, 2010.

Placement Agent Agreement

On February 25, 2010, Wells Timberland REIT entered into a placement agent agreement (the “Placement Agent Agreement”) with Wells Germany and Viscardi. Wells Real Estate Funds, Inc. (“Wells REF”), which is the owner of Wells Capital, Wells Timberland REIT’s sponsor, indirectly owns a majority interest in Wells Germany. Viscardi is not in any way affiliated with Wells Timberland REIT, Wells Germany, or any of their respective affiliates. Pursuant to the Placement Agent Agreement, Wells Timberland REIT has engaged

Viscardi to act as one of Wells Timberland REIT’s placement agents in connection with one or more sales by Wells Timberland REIT to potential purchasers (collectively, the “Purchasers”) that are identified by Viscardi (each, a “Transaction” and together, the “Transactions”) of up to approximately 10.4 million shares (the “Shares”) of Wells Timberland REIT’s common stock, par value $0.01 per share (the “Common Stock”), at a price per share of $9.65, for an aggregate purchase price of up to approximately $100.0 million, or the 2010 German Offering.

Pursuant to the Placement Agent Agreement, Viscardi will serve as one of Wells Timberland REIT’s placement agent in connection with the Transactions identified by Viscardi and will provide ongoing account maintenance and administrative services with respect to these Purchasers. In its capacity as placement agent, Viscardi must use its reasonable efforts to identify Purchasers for the Shares and to assist Wells Timberland REIT in effecting a Transaction. In no event shall Viscardi be obligated to purchase the Shares for its own account or for the account of its affiliates or customers. In connection with the appointment as placement agent, Viscardi shall, to the extent appropriate and requested by Wells Timberland REIT: (i) assist Wells Timberland REIT with communications to be provided to prospective Purchasers; (ii) assist Wells Timberland REIT in structuring the financial aspects of the Transaction; (iii) identify and contact selected potential Purchasers of the Shares and furnish them, on behalf of Wells Timberland REIT, with copies of the private placement memorandum; (iv) conduct all sales and marketing activities with respect to the Transactions in accordance with the terms of the Placement Agent Agreement and Regulation S under the Securities Act; and (v) with respect to the period following the consummation of a Transaction, provide ongoing account maintenance and administrative services, including, without limitation, serving as an administrator for Wells Timberland REIT’s unregistered distribution reinvestment plan and share redemption plan offered in connection with shares of Common Stock sold in these Transactions. Wells Timberland REIT will pay a placement agent fee to Viscardi of $0.25 per share purchased in the 2010 German Offering. In addition to the placement agent fee, Wells Timberland REIT will pay an annual account maintenance fee to Viscardi of $0.02 per share purchased in the 2010 German Offering.

The Placement Agent Agreement will continue until the earlier of (i) a liquidity event, which includes, among other things, the listing of the Common Stock on an exchange (as defined in the Securities Exchange Act of 1934, as amended) or the disposition of all or a majority of the assets or capital stock of Wells Timberland REIT (a “Liquidity Event”) or (ii) December 31, 2018. As of September 30, 2010, Wells Timberland REIT had incurred approximately $0.2 million of placement agent fees under the Placement Agent Agreement.

Litigation

Wells Timberland REIT is from time to time a party to legal proceedings that arise in the ordinary course of its business. Wells Timberland REIT is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells Timberland REIT. Wells Timberland REIT is not aware of any such legal proceedings contemplated by governmental authorities.

6.	Stock Dividends

On August 9, 2010, the board of directors of Wells Timberland REIT declared a special 2% common stock dividend on the outstanding shares of its common stock to the stockholders of record of such shares as shown on the books of Wells Timberland REIT at the close of business on August 9, 2010. Approximately 439,400 shares of Wells Timberland REIT’s common stock were issued on August 16, 2010 pursuant to this declaration.

On August 9, 2010, the board of directors of Wells Timberland REIT declared a daily non-compounding stock dividend in the amount of 0.000054348 shares per day per share on the outstanding shares of its common stock to the stockholders of record of such shares as shown on the books of Wells Timberland REIT at the close of business on each day during the period commencing on August 10, 2010 and continuing through and including September 15, 2010. Approximately 45,700 shares of Wells Timberland REIT’s common stock were issued on September 15, 2010 pursuant to this declaration.

On August 9, 2010, the board of directors of Wells Timberland REIT declared a stock dividend for the fourth quarter of 2010 in the amount of 0.000054945 shares per day per share on the outstanding shares of its common stock to the stockholders of record of such shares as shown on the books of Wells Timberland REIT at the close of business on each day during the period commencing on September 16, 2010 and continuing through and including December 15, 2010. The fourth quarter dividend is to be paid on a date during the month of December 2010 as the President of Wells Timberland REIT may determine. As of September 30, 2010, Wells Timberland REIT had recognized an other liability in the accompanying consolidated balance sheets for the par value related to approximately 19,100 shares of Wells Timberland REIT’s common stock pursuant to this declaration.

7.	Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the nine months ended September 30, 2010 and 2009, respectively:

	Nine Months Ended September 30,
	2010	2009
Other offering costs due to affiliate	$117,921	$562,937

Discounts applied to issuance of common stock	$272,734	$253,887

Commissions on stock sales and related dealer-manager fees	—	3,453

Dividends accrued on preferred stock	$2,733,665	$2,722,804

Issuance of stock-based compensation	$65,000	—

Issuance of stock dividends	$4,850,571	—

Stock dividends payable to stockholders – par value	$191	—

Stock dividends payable to stockholders – additional paid-in capital	$218,927	—

8.	Related-Party Transactions

Advisory Agreement

Wells Timberland REIT and Wells Timberland OP are party to the Advisory Agreement with Wells TIMO, a wholly owned subsidiary of Wells Capital. Pursuant to the Advisory Agreement, Wells TIMO is entitled to the following fees and reimbursements:

•

Reimbursement of organization and offering costs paid by Wells TIMO and its affiliates on behalf of Wells Timberland REIT, not to exceed 1.2% of gross offering proceeds. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds, all organization and offering costs will be incurred by Wells TIMO and not by Wells Timberland REIT.

•

Monthly asset management fees equal to one-twelfth of 1.0% of the greater of (i) the gross cost of all investments made on behalf of Wells Timberland REIT or (ii) the aggregate value of such investments. Wells TIMO may engage experienced timber management companies to assist Wells TIMO with certain of its asset management responsibilities under the Advisory Agreement, including investing in timberland and selling timber on behalf of Wells Timberland REIT. Any timber asset managers would perform these services under contracts with Wells TIMO and would be compensated by Wells TIMO under the terms of such contracts.

•

Reimbursement for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager, including wages and salaries and other employee-related expenses of Wells TIMO’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance, and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide.

•

For any property sold by Wells Timberland REIT, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by Wells Timberland REIT’s independent directors), Wells Timberland REIT will pay Wells TIMO a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timberland REIT’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

Effective July 11, 2010, the Advisory Agreement was renewed upon terms identical to those of the Advisory Agreement in effect through July 10, 2010. The Advisory Agreement has a one year term and may be renewed for successive one-year terms upon the mutual consent of the parties. Wells Timberland REIT may terminate the Advisory Agreement without penalty upon 60 days’ written notice. If Wells Timberland REIT terminates the Advisory Agreement, it will pay Wells TIMO all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, if the Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed. For further information on the special units, including redemption payments, refer to the consolidated financial statements and accompanying notes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2009.

Under the terms of the Advisory Agreement, Wells Timberland REIT is required to reimburse Wells TIMO for certain organization and offering costs up to the lesser of actual expenses or 1.2% of gross offering proceeds raised. As of September 30, 2010, Wells Timberland REIT has incurred and charged to additional paid-in capital cumulative organization and offering costs of approximately $2.1 million related to the Initial Public Offering and approximately $0.6 million related to the Follow-On Offering, which represents approximately 1.2% of cumulative gross proceeds raised by Wells Timberland REIT under the Public Offerings. As of September 30, 2010, Wells TIMO and its affiliates have incurred aggregate organization and offering expenses related to Wells Timberland REITs Follow-On Offering of approximately $3.2 million.

The senior and mezzanine loans, which were obtained in connection with the acquisition of the Mahrt Timberland and were paid off on March 24, 2010, contained restrictive covenants that prohibited Wells Timberland REIT from paying monthly asset management fees, administrative expense reimbursements, and a substantial portion of organization and offering cost reimbursements to Wells TIMO until the mezzanine loan was repaid in full and after reduction of the senior loan to a 40% loan-to-collateral value ratio. The Mahrt Loan contains restrictive covenants that prohibit Wells Timberland REIT from paying such accrued amounts until reduction of the Mahrt Loan to a loan-to-collateral value ratio of less than 30%. These amounts are recorded as due to affiliates in the accompanying consolidated balance sheets.

Dealer-Manager Agreement

Wells Timberland REIT has executed a dealer-manager agreement (the “Dealer-Manager Agreement”), whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of Wells Capital, will perform the dealer-manager function for Wells Timberland REIT’s Public Offerings. For these services, WIS earns a commission of up to 7.0% of the gross offering proceeds from the sale of Wells Timberland REIT’s shares, of which substantially all is re-allowed to participating broker/dealers. Wells Timberland REIT pays no commissions on shares issued under its distribution reinvestment plan.

Additionally, WIS earns a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. A portion of the dealer-manager fee will be re-allowed to participating broker/dealers. Dealer-manager fees apply to the sale of shares in the primary offering only and do not apply to the sale of shares under Wells Timberland REIT’s distribution reinvestment plan.

Structuring Agent Agreement

On February 25, 2010, Wells Timberland REIT entered into a structuring agent agreement (the “Structuring Agent Agreement”) with Wells Germany. Pursuant to the Structuring Agent Agreement, Wells Timberland REIT has engaged Wells Germany to serve as the structuring agent in connection with the Transactions in the 2010 German Offering and to assist Wells Timberland REIT and Viscardi in (i) structuring these Transactions in compliance with German legal and tax requirements; (ii) effecting these Transactions by identifying and contacting selected potential purchasers of the Shares; (iii) preparing the private placement memorandum for use in connection with these Transactions, particularly as it relates to German legal and tax requirements; (iv) negotiating the financial aspects of these Transactions; and (v) providing such additional ongoing services contemplated by the Structuring Agent Agreement. Pursuant to this agreement, Wells Timberland REIT will pay a structuring agent fee to Wells Germany of $0.20 per share. The Structuring Agent Agreement will terminate upon the conclusion of the 2010 German Offering, provided however, that with respect to the additional ongoing services contemplated by the parties, the Structuring Agent Agreement will terminate upon the earlier of (i) a Liquidity Event or (ii) December 31, 2018.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells Timberland REIT incurred the following related-party costs for the three months and nine months ended September 30, 2010 and 2009, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Commissions(1)(2)	$567,516	$1,011,950	$1,910,472	$3,058,741
Administrative reimbursements	543,270	485,400	1,778,562	1,217,629
Dealer-manager fees(1)	150,733	273,738	523,075	837,919
Asset management fees	991,956	992,304	2,976,563	2,982,423
Disposition fees	—	—	60	100,484
Other offering costs(1)	102,499	182,819	365,765	562,937
Structuring agent fees(1)	134,715	—	134,715	—

Total	$2,490,689	$2,946,211	$7,689,212	$8,760,133

(1)	Commissions, dealer-manager fees, other offering costs and structuring agent fees are charged against stockholders’ equity as incurred.

(2)	Substantially all commissions have been re-allowed to participating broker/dealers through September 30, 2010.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of September 30, 2010 and December 31, 2009:

	September 30, 2010	December 31, 2009
Administrative reimbursements due to Wells TIMO	$9,379,771	$7,601,209
Operating expense reimbursements due to Wells TIMO	1,067,691	1,067,691
Asset management fees due to Wells TIMO	11,629,299	8,652,736
Other offering cost reimbursements due to Wells TIMO	2,226,844	2,108,923
Commissions on stock sales and related dealer-manager fees due to WIS	2,904	39,990

Total	$24,306,509	$19,470,549

Conflicts of Interest

As of September 30, 2010, Wells TIMO had 11 employees. Until such time, if ever, as Wells TIMO hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will continue to rely upon employees of Wells Capital to perform many of its obligations. Wells Capital, the parent company and manager of Wells TIMO, also is a general partner or advisor of the various affiliated public real estate investment programs (“Wells Real Estate Funds”). As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Advisory Agreement, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timberland REIT and Wells Real Estate Funds.

Additionally, one of the independent members of Wells Timberland REIT’s board of directors also serves on the board of another REIT sponsored by Wells Capital and, accordingly, may encounter certain conflicts of interest regarding investment and operations decisions.

Economic Dependency

Wells Timberland REIT engaged Wells TIMO and WIS to provide certain services essential to Wells Timberland REIT, including asset management services, supervision of the management of properties owned by Wells Timberland REIT, asset acquisition and disposition services, the sale of shares of Wells Timberland REIT’s common stock, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Wells TIMO and WIS are dependent on Wells Capital to provide certain services that are essential to their operations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells Timberland REIT is dependent upon Wells Capital, Wells TIMO, and WIS.

Wells Capital, Wells TIMO, and WIS are all owned and controlled by Wells REF. The operations of Wells Capital, Wells TIMO, WIS, and Wells Management Company, Inc. (“Wells Management”) represent substantially all of the business of Wells REF. Accordingly, Wells Timberland REIT focuses on the financial condition of Wells REF when assessing the financial condition of Wells Capital, Wells TIMO, WIS, and Wells Management. In the event that Wells REF were to become unable to meet its obligations as they become due, Wells Timberland REIT might be required to find alternative service providers.

Future net income generated by Wells REF will be largely dependent upon the amount of fees earned by Wells Capital, Wells TIMO, WIS, Wells Management, and their affiliates, based on, among other things, the level of real estate assets managed, the amount of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Timberland REIT and other Wells REF-sponsored programs, as well as distribution income earned from equity interests in another REIT. As of September 30,

2010, Wells Timberland REIT has no reason to believe that Wells REF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand and other investments necessary to meet its current and future obligations as they become due.

9.	Subsequent Events

Sale of Shares of Common Stock

From October 1, 2010 through October 31, 2010, Wells Timberland REIT raised approximately $6.0 million through the issuance of approximately 0.6 million shares of common stock under the Follow-on Offering. As of October 31, 2010, approximately 194.4 million shares remained available for sale to the public, exclusive of shares available under Wells Timberland REIT’s distribution reinvestment plan. No proceeds were raised from the issuance of common stock under the German Offering or the 2010 German Offering from October 1, 2010 through October 31, 2010. As of October 31, 2010, approximately 53.8 million shares remained available for sale to the Funds under the German Offering. As of October 31, 2010, approximately 9.7 million shares remained available for sale under the 2010 German Offering, exclusive of shares available under the distribution reinvestment plan.

Amendment of Charter and Bylaws

On October 6, 2010, the board of directors of Wells Timberland REIT unanimously adopted an amendment to the Wells Timberland REIT's Third Amended and Restated Bylaws (the “Amendment”), effective as of October 6, 2010. The Amendment creates a new Article XIV, which provides that the maximum amount of leverage that Wells Timberland REIT may have in relation to its net assets shall not exceed 200%. The Amendment also provides that any amendment to Article XIV shall be valid only if approved by the affirmative vote of Wells Timberland REIT’s stockholders entitled to cast a majority of all votes entitled to be cast on the matter.

In conjunction with the adoption of the Amendment, the board of directors of Wells Timberland REIT also unanimously approved Amendment No. 1 to Wells Timberland REIT’s Fifth Articles of Amendment and Restatement (the “Charter”), to limit the amount of leverage Wells Timberland REIT may incur in a manner consistent with the amended bylaws. The board of directors of Wells Timberland REIT will submit Amendment No. 1 to the Charter for consideration and approval by the stockholders of Wells Timberland REIT at its 2011 annual meeting of stockholders.

Amendment and Restatement of Share Redemption Plan

On November 8, 2010, the board of directors of Wells Timberland REIT amended and restated its Share Redemption Plan (the “Amended Share Redemption Plan”). The Amended Share Redemption Plan, which will take effect on December 9, 2010, provides the criteria that Wells Timberland REIT will use to determine a “qualifying disability” under the Amended Share Repurchase Plan. In addition, the Amended Share Redemption Plan provides for the redemption of a stockholder’s shares in connection with the qualification for federal assistance for confinement to a “long term care facility” and provided the criteria for such determination.

The Amended Share Redemption Plan also changed the price at which Wells Timberland REIT will redeem shares pursuant to the plan. For all redemptions other than in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of the period of one year after the completion of Wells Timberland REIT’s offering stage, the price at which it will redeem shares will be 91% of the aggregate amount paid to Wells Timberland REIT for all shares owned by the redeeming stockholder divided by the number of shares owned by such stockholder. For the period of one year after Wells Timberland REIT completes its offering stage, the price at which it will redeem shares will be 95% of the per share value, as estimated by Wells TIMO or another firm chosen for that purpose.

For shares to be redeemed in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of a period of one year after Wells Timberland REIT completes its offering stage, the price at which it will redeem shares will be at an amount equal to 100% of the aggregate amount paid to Wells Timberland REIT for all shares owned by the redeeming stockholder, divided by all shares owned such stockholder. For the period of one year after Wells Timberland REIT completes its offering stage, the price at which it will redeem shares will be 100% of the aggregate amount paid to Wells Timberland REIT for all shares owned by the redeeming stockholder divided by all shares owned by such stockholder, plus or minus (i) a valuation adjustment, which will be the aggregate distributions per share of any net sale proceeds from the sale of one or more of Wells Timberland REIT’s assets and/or (ii) any other special distributions designated by the board of directors of Wells Timberland REIT.

Finally, the Amended and Restated Share Redemption Plan clarified that no shares that have been transferred for value by a stockholder will be eligible to participate in the Amended and Restated Share Redemption Plan.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also “Cautionary Note Regarding Forward-Looking Statements” preceding Part I, as well as our consolidated financial statements and the notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2009.

Overview

We were formed on September 27, 2005 to acquire and operate a diversified portfolio of timberland properties located in the timber-producing regions of the United States and, to a limited extent, in other countries. As of September 30, 2010, we owned interests in approximately 307,400 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia, which we refer to as the Mahrt Timberland. We generate a substantial majority of our revenue and income by selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, from selling HBU timberland and leasing land-use rights to third parties. We also generate additional revenues and income from selling the rights to extract natural resources from timberland other than timber. A substantial portion of our timber sales are derived from the Timber Agreements under which we sell to MeadWestvaco specified amounts of timber subject to market pricing adjustments. The initial term of the Timber Agreements is from October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. We have no paid employees and are externally advised and managed by Wells TIMO, a wholly owned subsidiary of Wells Capital.

We began receiving investor proceeds from the sale of our common stock under our Initial Public Offering in May 2007. On July 11, 2007, we raised our minimum offering of $2.0 million, and thus commenced operations. We began acquiring timber assets in October 2007. Our German Offering commenced in July 2008 and the 2010 German Offering commenced in March 2010. On August 11, 2009, we terminated our Initial Public Offering and began receiving investor proceeds from the sale or our common stock under our Follow-On Offering on August 12, 2009. We continued receiving investor proceeds under our Public Offerings, our German Offering, and the 2010 German Offering (the “Offerings”) through September 30, 2010. Thus, the results of our operations for the three months and nine months ended September 30, 2010 and 2009 are indicative of an enterprise with growing revenues and expenses associated with the acquisition of timber assets, interest expense associated with debt financing on the acquisition of timber assets, and general and administrative expenses that represent a high percentage of total revenues but are expected to decrease as the enterprise grows. As of September 30, 2010, we have raised gross offering proceeds of approximately $224.7 million through the issuance of our common stock in our Public Offerings, approximately $6.5 million through the issuance of our common stock in the 2010 German Offering and approximately $43.6 million through the issuance of our preferred stock to Wells REF.

On March 24, 2010, we entered into a five-year senior loan agreement for $211.0 million, which we refer to as the Mahrt Loan. Proceeds from the Mahrt Loan were used to refinance outstanding balances due on the senior loan and the mezzanine loan, which were obtained in connection with the acquisition of the Mahrt Timberland, and to fund costs associated with closing the Mahrt Loan. The Mahrt Loan bears interest at an adjustable rate based on one-, two-, or three-month LIBOR plus a margin of 250 to 400 basis points that varies based on the ratio of the amount outstanding on the loan to the value of the Mahrt Timberland at the time of determination. The Mahrt Loan may be voluntarily prepaid at any time.

Our most significant risks and challenges include our ability to raise a sufficient amount of equity that will allow us to repay the Mahrt Loan and to further diversify our portfolio of timber assets. To the extent that significant funds are not raised, we may not be able to repay the Mahrt Loan or achieve sufficient diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.

Liquidity and Capital Resources

Overview

During the nine months ended September 30, 2010, we raised proceeds under our Offerings, net of fees, expenses and redemptions, of approximately $33.2 million, substantially all of which was used to fund principal and interest payments on outstanding debt. All of the proceeds raised under our Offerings of common stock, net of fees and expenses, and net cash flows generated from our operations are required to be used to service the Mahrt Loan until it is reduced to a loan-to-collateral value ratio of less than 40%. We are required to make principal reduction payments on the Mahrt Loan on September 30, 2011 and March 31, 2012, reducing the outstanding balance to an amount not greater than $173.5 million and $161.0 million, respectively. On March 24, 2015, all outstanding principal, interest, and any fees or other obligations on the Mahrt Loan will be due and payable in full. As of October 31, 2010, the outstanding principal balance on the Mahrt Loan was approximately $177.2 million.

The Mahrt Loan contains restrictive covenants that prohibit us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification. Once the Mahrt Loan has been reduced to a loan-to-collateral value ratio of less than 40%, we may declare, set aside funds for, pay dividends or distributions, or make other payments to our stockholders from future operating cash flows on a discretionary basis. Future proceeds raised from the sale of our shares under our Offerings will be deemed available for investment in timberland and related assets, subject to certain restrictions, and available to fund capital expenditures, to pay down future outstanding borrowings, and to redeem preferred stock. In addition to those restrictive covenants discussed above, the Mahrt Loan requires us to maintain a minimum fixed-charge coverage ratio, as defined by the credit agreement, of 1.05:1.00 beginning with the quarter ended September 30, 2010. The Mahrt Loan does not, however, restrict our ability to pay stock dividends. Please refer to the “Distributions” section below for additional information regarding the declaration and issuance of stock dividends to our stockholders.

We anticipate that our primary sources of future capital will be derived from the sale of our common stock under our Offerings and from operations through the sale of timberland and rights to access our land and harvest our timber to MeadWestvaco and other third parties. Following the reduction of the Mahrt Loan to a loan-to-collateral value ratio of less than 40%, the amount of cash available for distribution to stockholders and the level of discretionary distributions declared will depend primarily upon the amount of cash generated from our operating activities, our determination of funding needs for near-term capital, and other debt service requirements, and our expectations of future cash flows.

Short-Term Liquidity and Capital Resources

Net cash used in financing activities for the nine months ended September 30, 2010 was approximately $2.9 million. During the nine months ended September 30, 2010, we raised proceeds from the sale of common stock under our Offerings, net of fees, of approximately $34.0 million, which was used to pay down the mezzanine loan and Mahrt Loan by approximately $8.8 million and $24.0 million, respectively, fund redemptions of common stock of approximately $0.7 million and fund interest expense on the mezzanine loan. We received gross debt proceeds of $211.0 million during the nine months ended September 30, 2010, which was used to pay off the outstanding balances of the senior loan (approximately $201.9 million) and mezzanine loan (approximately $6.2 million) and fund costs associated with closing the Mahrt Loan (approximately $2.2 million).

We intend to continue to generate capital from the sale of common stock under our Offerings, which is required to be used to service the Mahrt Loan until it is reduced to a loan-to-collateral value ratio of less than 40%, at which time the covenants restricting the acquisition of additional timberland properties will be removed and we can pursue additional timberland acquisitions.

Net cash provided by operating activities for the nine months ended September 30, 2010 was approximately $4.2 million, which is primarily comprised of receipts from timber and timberland sales and rental income from recreational leases in excess of operating costs, interest expense, asset and forestry management fees, and general and administrative expenses. As required by the terms of the Mahrt Loan, the majority of our future net cash flow from operating activities will be used to service the Mahrt Loan until it is reduced to a loan-to-collateral value ratio of less than 40%, at which time the restrictive covenants that prohibits us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification will be removed.

During the nine months ended September 30, 2010, net cash provided by investing activities was approximately $0.7 million, which was comprised of approximately $1.5 million of net funds released from escrow accounts required by lenders, offset by approximately $0.8 million invested in timber, timberland, and related assets and approximately. We expect to utilize the residual cash balance of approximately $7.6 million as of September 30, 2010 to satisfy current liabilities.

The Mahrt Loan contains, among others, the following restrictive and financial covenants:

•	requires a fixed-charge coverage ratio of not less than 1.05:1.00 at all times beginning with the quarter ended September 30, 2010;

•	limits our loan-to-collateral value ratio, as defined, to 50% or less beginning as of December 31, 2010; and

•

requires funding of an account under the control of CoBank equal to approximately six months of interest on the Mahrt Loan during any time the loan-to-collateral value ratio is 30% or greater. Once the loan-to-collateral value ratio is less than 30%, the required funding will decrease to an amount equal to three months of interest on the Mahrt Loan.

As of September 30, 2010, we were in compliance and expect to remain in compliance with the restrictive and financial covenants of the Mahrt Loan.

Long-Term Liquidity and Capital Resources

Over the long-term, we expect our primary sources of capital to include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We expect our principal demands for capital to include funding future acquisitions of timberland, either directly or through investments in joint ventures; capital improvements for such timberland; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness; and distributions.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Once allowed under the restrictive covenants of the Mahrt Loan, we anticipate using a substantial portion of cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our timberland, to repay amounts due to affiliates and pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. After reduction of the Mahrt Loan to a loan-to-collateral value ratio of less than 40%, we anticipate using substantially all net proceeds generated from the sale of our shares under our Offerings to fund future acquisitions of timberland, to fund capital expenditures, to pay down existing and future outstanding borrowings, and to redeem preferred stock. Proceeds generated from future debt financings may also be used to fund future acquisitions of timberland and capital expenditures.

If sufficient equity or debt capital is not available, our future investments in timberland will be lower. Effective October 6, 2010, our bylaws preclude us from incurring debt in excess of 200% of our net assets, which we generally expect to approximate 65% of the cost of our timber assets before adjustment for noncash reserves, depletion, and amortization. As of September 30, 2010, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 44% and our debt-to-net assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 91%. Our board of directors may determine that it is in our best interest to pursue highly leveraged timberland acquisitions in order to enable us to more quickly acquire a diversified portfolio of timberland properties. As a result, we are not able to anticipate with any degree of certainty what our leverage ratio will be in the near future. However, over the long-term, we expect our leverage ratio to be no more than 50%.

Contractual Obligations and Commitments

All of the proceeds raised under our Offerings, net of fees and expenses, are required to be used to service the Mahrt Loan until it is reduced to a loan-to-collateral value ratio of less than 40%. See “—Liquidity and Capital Resources.”

Our contractual obligations as of September 30, 2010 will become payable in the following periods:

	Payments Due by Period
Contractual Obligations	Total	2010	2011-2012	2013-2014	Thereafter
Debt obligations	$182,836,766	$—	$21,836,766	$—	$161,000,000
Estimated interest on debt obligations(1)	28,894,897	1,942,663	14,098,907	11,550,434	1,302,893
Operating lease obligations	15,688,084	256,197	3,512,413	2,775,705	9,143,769
Due to affiliates(2)	24,306,509	—	24,306,509	—	—

Total	$251,726,256	$2,198,860	$63,754,595	$14,326,139	$171,446,662

(1)

Interest obligations are measured at the contractual rate for fixed-rate debt, or at the effectively-fixed rate for variable rate debt with interest rate swaps. See Item 3. Quantitative and Qualitative Disclosure About Market Risk for more information regarding our interest rate swap.

(2)

The Mahrt Loan contains restrictive covenants that prohibit us from paying accrued asset management fees, accrued administrative expense reimbursements, and other offering cost reimbursements to Wells TIMO until the Mahrt Loan is reduced to a loan-to-collateral value ratio of less than 30%, which we expect to occur in 2011. We currently expect to fund accrued due to affiliates in 2012.

Results of Operations

Overview

Our results of operations are materially impacted by the fluctuating nature of timber prices, changes in the levels and composition of our harvest volumes, the level of timberland sales, changes to associated depletion rates, and varying interest expense based on the amount and cost of outstanding borrowings. In the third quarter of 2010, average prices for pulpwood, sawtimber and chip-n-saw were approximately 6%, 11% and 1%, respectively, higher than the third quarter of 2009 due to favorably priced contracts entered into with mills as a result of wet weather experienced in late 2009 and early 2010. This wet weather affected both logging conditions and wood supply, causing many mills in the South to run low on inventory. As a result, demand drove up prices for all three major timber products as compared to 2009. For the three months ended September 30, 2010, our pulpwood, sawtimber, and chip-n-saw harvests decreased by approximately 2%, 6% and 23%, compared to the three months ended September 30, 2009, primarily due to a reduction in thinnings as compared to the prior year. During the nine months ended September 30, 2010, average prices for pulpwood, sawtimber and chip-n-saw were approximately 15%, 18% and 6%, respectively, higher than for the same period in 2009 due to limited supply caused by wet weather and poor logging conditions in late 2009 and early 2010. Our pulpwood, sawtimber and chip-n-saw harvests decreased by approximately 12%, 22% and 26%, respectively, for the nine months ended September 30, 2010 as compared to the same period in 2009, primarily due to a significant decrease in stumpage sales caused by wet weather and poor logging conditions and reduced thinnings.

Selected statistical and financial data for the Mahrt Timberland for the three months and nine months ended September 30, 2010 and 2009 is shown in the following tables:

	Three months Ended September 30,		Nine months Ended September 30,
	2010	2009	2010	2009
Timber sales volume (tons)
Pine pulpwood	372,127	373,527	851,866	946,530
Pine sawtimber	25,473	23,814	87,742	83,121
Chip-n-saw	28,231	36,759	108,086	145,871
Hardwood pulpwood	24,950	30,951	67,099	103,367
Hardwood sawtimber	18,865	23,374	50,173	94,330

	469,646	488,425	1,164,966	1,373,219

Net timber sales price (per ton)(1)
Pine pulpwood	$11.34	$8.81	$10.96	$8.94
Pine sawtimber	$26.63	$27.91	$26.54	$28.83
Chip-n-saw	$17.77	$15.80	$16.84	$16.87
Hardwood pulpwood	$14.29	$10.86	$13.30	$10.66
Hardwood sawtimber	$21.86	$18.09	$21.77	$18.55

Timberland sales
Gross sales	$1,489,387	—	$1,492,387	$5,024,208
Sales volumes (acres)	866	—	868	3,007
Sales price (per acre)(2)	$1,720	—	$1,719	$1,671

(1)

Prices per ton are shown on a stumpage basis (i.e. net of logging and hauling costs) and, as such, the sum of these prices multiplied by the tons sold does not equal timber sales in the accompanying consolidated statements of operations for the three months and nine months ended September 30, 2010 and 2009.

(2)

In connection with approximately 2,960 acres of timberland sold during the nine months ended September 30, 200, we entered into a timber reservation agreement with the purchaser whereby we retained the title and right to harvest certain standing timber through December 31, 2009.

Comparison of the three months ended September 30, 2009 versus the three months ended September 30, 2010

Revenue. Revenues increased from approximately $12.3 million for the three months ended September 30, 2009 to approximately $14.1 million for the three months ended September 30, 2010 due to increases in revenue from timberland and timber sales of approximately $1.5 million and $0.2 million, respectively. Revenue from timberland sales increased as a result of selling approximately 866 acres during the three months ended September 30, 2010 as compared to selling no timberland during the same period in 2009. Revenue from timber sales increased due to increases in timber prices, partially offset by decreases in harvest volumes.

Details of timber sales by product for the three months ended September 30, 2009 and 2010 is shown in the following table:

	For the Three Months Ended September 30,	Changes attributable to:		For the Three Months Ended September 30,
	2009	Price	Volume	2010
Timber sales
Pine pulpwood	$8,224,777	$430,568	$(30,827)	$8,624,518
Pine sawtimber	1,049,239	(23,120)	73,095	1,099,214
Chip-n-saw	1,160,768	7,113	(269,295)	898,586
Hardwood pulpwood	801,737	162,648	(155,446)	808,939
Hardwood sawtimber	429,221	89,806	(82,800)	436,227

	$11,665,742	$667,015	$(465,273)	$11,867,484

Total harvest volumes for 2010 are expected to decrease from the 1.8 million tons harvested during 2009 due to wet weather and poor logging conditions experienced in early 2010 and a reduction in thinnings. We concentrated on thinnings in the prior year to maintain vigorous growth rates and capture favorable pulpwood prices. As such, future revenue from timber sales related to the Mahrt Timberland is expected to decrease slightly based on lower harvest volumes, offset by improving timber prices.

Operating expenses. Contract logging and hauling costs decreased approximately 11% from approximately $6.4 million for the three months ended September 30, 2009 to approximately $5.7 million for the three months ended September 30, 2010 due to a decrease of approximately 4% in delivered wood volume and a decrease of approximately 7% in logging rates. Depletion expense decreased approximately 19% from approximately $4.3 million for the three months ended September 30, 2009 to approximately $3.4 million for the same period in 2010, primarily due to lower harvest volumes. Cost of timberland sales increased by approximately $1.1 million as a result of selling approximately 866 more acres during the three months ended September 30, 2010 as compared to the same period in 2009.

Prior to the acquisition of additional timber assets, contract logging and hauling costs and depletion are expected to fluctuate with harvest volumes, while other operating expenses, land rent expense, and asset and forestry management fees are expected to remain relatively stable.

General and administrative expenses. General and administrative expenses of approximately $1.0 million for the three months ended September 30, 2010 was consistent with the three months ended September 30, 2009. General and administrative expenses are expected to remain relatively stable in future periods prior to the acquisition of additional timber assets.

Interest expense. Interest expense of approximately $2.2 million for the three months ended September 30, 2010 was consistent with the interest expense incurred for the three months ended September 30, 2009 as a result of lower principal balances outstanding on our debt facilities, offset by an increase in our weighted-average interest rate. Actual interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.

Interest rate risk instruments. Our loss on interest rate swaps that do not qualify for hedge accounting treatment of approximately $0.7 million for the three months ended September 30, 2010 was consistent with that incurred for the three months ended September 30, 2009. The loss was primarily due to the fact that the variable interest rate incurred on the Mahrt Loan was lower than the contractual interest rate of the related interest rate swap during the three months ended September 30, 2010. We expect that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates.

Net loss. Our net loss decreased from approximately $5.3 million for the three months ended September 30, 2009 to approximately $3.1 million for the three months ended September 30, 2010, primarily as a result of an approximately $2.1 million decrease in our operating loss. We sustained a net loss for the three months ended September 30, 2010, primarily as a result of incurring interest expense of approximately $2.2 million and a loss on interest rate swaps of approximately $0.7 million in connection with borrowings used to finance the purchase of the Mahrt Timberland. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Offerings. Our net loss per share available to common stockholders for the three months ended September 30, 2010 and 2009 was $0.18 and $0.35, respectively. As we continue to raise equity under our Offerings and generate cash flows from the operations to repay the Mahrt Loan, we anticipate decreases in interest expense, which is expected to reduce future net losses.

Comparison of the nine months ended September 30, 2009 versus the nine months ended September 30, 2010

Revenue. Revenues decreased from approximately $40.1 million for the nine months ended September 30, 2009 to approximately $36.2 million for the nine months ended September 30, 2010 due to decreases in revenue from timberland and timber sales of approximately $3.5 million and $1.2 million, respectively, offset by an increase in other revenues of approximately $0.8 million. Revenue from timberland sales decreased as a result of selling approximately 868 acres during the nine months ended September 30, 2010 as compared to selling approximately 3,010 acres during the same period in 2009. Revenue from timber sales decreased due to the decreases in harvest volumes, offset by increases in timber prices.

Details of timber sales by product for the three months ended September 30, 2009 and 2010 is shown in the following table:

	For the Nine Months Ended September 30,	Changes attributable to:		For the Nine Months Ended September 30,
	2009	Price	Volume	2010
Timber sales
Pine pulpwood	$20,287,303	$2,698,392	$(2,028,966)	$20,956,729
Pine sawtimber	3,620,665	(23,357)	201,286	3,798,594
Chip-n-saw	4,508,798	184,873	(1,167,915)	3,525,756
Hardwood pulpwood	2,497,423	438,396	(876,262)	2,059,557
Hardwood sawtimber	1,761,253	197,507	(824,463)	1,134,297

	$32,675,442	$3,495,811	$(4,696,320)	$31,474,933

Other revenues increased due to funds received from the Biomass Crop Assistance Program (“BCAP”) sponsored by the United States Department of Agriculture’s Farm Service Agency. BCAP provides matching payments to agricultural and forest land owners and operators that deliver eligible biomass material to designated biomass conversion facilities for use as heat, power, bio-based products or biofuels. For the nine months ended September 30, 2010, we recognized other revenue of approximately $1.1 million related to BCAP.

Total harvest volumes for 2010 are expected to decrease from the 1.8 million tons harvested during 2009 due to wet weather and poor logging conditions experienced in early 2010 and a reduction in thinnings. We concentrated on thinnings in the prior year to maintain vigorous growth rates and capture favorable pulpwood prices. As such, future revenue from timber sales related to the Mahrt Timberland is expected to decrease slightly based on lower harvest volumes, offset by improving timber prices.

Operating expenses. Contract logging and hauling costs decreased by approximately 3% from approximately $16.5 million for the nine months ended September 30, 2009 to approximately $16.0 million for the nine months ended September 30, 2010 due to a decrease of approximately 1% in delivered wood volumes and a decrease of approximately 2% in logging rates. Depletion expense decreased by approximately $2.2 million, or 17%, primarily due to decreases in harvest volumes. Cost of timberland sales decreased by approximately $2.3 million as a result of selling approximately 2,142 fewer acres during the nine months ended September 30, 2010 as compared to the same period in 2009. Prior to the acquisition of additional timber assets, contract logging and hauling costs and depletion are expected to fluctuate with harvest volumes, while other operating expenses, land rent expense, and asset and forestry management fees are expected to remain relatively stable.

General and administrative expenses. General and administrative expenses increased from approximately $2.9 million for the nine months ended September 30, 2009 to approximately $3.4 million for the same period in 2010, primarily due to an increase of approximately $0.7 million in salary expense, offset by decreases in information technology costs and audit fees of approximately $0.1 million each. Salary expense increased during the nine months ended September 30, 2010 as compared to the same period in 2009 due to an approximately $0.7 million, non-recurring reimbursement of salary expense by Wells TIMO during the nine months ended September 30, 2009. Under the Advisory Agreement, Wells TIMO has the responsibility of limiting our general and administrative expenses, as defined by our charter, to no more than the greater of 2% of average invested assets at the end of any fiscal quarter or 25% of net income for the four previous consecutive quarters then ended, unless a majority of our independent directors determines that such excess expenses are justified based on unusual and nonrecurring factors. Unless the independent directors determine that the excess expenses were justified, Wells TIMO must reimburse the excess operating expenses to us within 60 days after the end of each fiscal quarter. General and administrative expenses are expected to remain relatively stable in future periods prior to the acquisition of additional timber assets.

Interest expense. Interest expense decreased from approximately $8.0 million for the nine months ended September 30, 2009 to approximately $6.7 million for the nine months ended September 30, 2010, primarily as result of lower principal balances outstanding on our debt facilities and an approximately $0.1 million decrease in amortization of deferred financing costs, offset by an increase in our weighted-average interest rate. Actual interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.

Interest rate risk instruments. We recognized a loss on interest rate swaps that do not qualify for hedge accounting treatment of approximately $1.9 million for the nine months ended September 30, 2010. This loss was consistent with that incurred for the nine months ended September 30, 2009. The loss was primarily due to the fact that the variable interest rates incurred on our senior loan and the Mahrt Loan were lower than the contractual interest rates of the related interest rate swaps during the nine months ended September 30, 2010. We expect that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates.

Net loss. Our net loss decreased from approximately $14.6 million for the nine months ended September 30, 2009 to approximately $12.7 million for the nine months ended September 30, 2010, primarily as a result of a decrease in interest expense of approximately $1.3 million and a decrease in our operating loss of approximately $0.7 million. We sustained a net loss for the nine months ended September 30, 2010, primarily as a result of incurring interest expense of approximately $6.7 million, a loss on interest rate swaps of approximately $1.9 million in connection with borrowings used to finance the purchase of the Mahrt Timberland, and incurring an operating loss of approximately $4.1 million. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Offerings. Our net loss per share available to common stockholders for the nine months ended September 30, 2010 and 2009 was $0.72 and $1.08, respectively. As we continue to raise equity under our Offerings and generate cash flows from the operations to repay the Mahrt Loan, we anticipate decreases in interest expense, which is expected to reduce future net losses.

Adjusted EBITDA

The discussion below is presented to enhance the reader’s understanding of our liquidity, ability to generate cash, and ability to satisfy lender requirements. Earnings from Continuing Operations before Interest, Taxes, Depletion, and Amortization (“EBITDA”) is a non-GAAP measure of our operating performance and cash-generating capacity. EBITDA is defined by the SEC; however, we have excluded certain other expenses due to their noncash nature, and we refer to this measure as Adjusted EBITDA. As such, Adjusted EBITDA, as defined, may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be viewed as an alternative to net income or cash from operations as a measurement of our operating performance, as it excludes certain expenses related to fixed-asset investments required to generate revenues. Due to our significant amount of debt, management views operating income as the most appropriate earnings measure of our underlying timber operations. Management considers Adjusted EBITDA to be an important measure of our financial condition and cash-generating ability due to the significant amount of fixed assets subject to depletion and the significant amount of financing subject to interest and amortization expense. Our credit agreement contains a minimum debt service coverage ratio based, in part, on Adjusted EBITDA since the measure is representative of adjusted income available for interest payments.

For the three months ended September 30, 2010, Adjusted EBITDA was approximately $4.2 million, an approximately $2.4 million increase from the three months ended September 30, 2009, primarily due to increases in revenue from timber and timberland sales and the decrease in contract logging and hauling costs.

For the nine months ended September 30, 2010, Adjusted EBITDA was approximately $7.9 million, an approximately $3.8 million decrease from the nine months ended September 30, 2009, primarily due to decreases in revenue from timber and timberland sales, offset by the increase on other revenues.

Our reconciliation of net loss to Adjusted EBITDA for the three months and nine months ended September 30, 2010 and 2009 follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Net loss	$(3,135,181)	$(5,271,804)	$(12,727,576)	$(14,641,786)
Add:
Unrealized gain on interest rate swaps that do not qualify for hedge accounting treatment	(652,130)	(788,532)	(1,921,152)	(2,088,299)
Interest expense(1)	3,374,463	3,326,933	9,467,852	10,993,835
Depletion	3,432,893	4,260,347	10,756,235	12,913,371
Amortization(1)	162,465	359,951	1,252,273	1,166,082
Basis of timber on terminated lease	26,850	—	26,850	84,375
Basis of timberland sold	1,032,926	—	1,033,688	3,228,363

Adjusted EBITDA	$4,242,286	$1,886,895	$7,888,170	$11,655,941

(1)

For the purpose of the above reconciliation, amortization includes amortization of deferred financing costs, amortization of intangible lease assets, and amortization of mainline road costs, which are included in either interest expense, land rent expense, or other operating expenses in the accompanying consolidated statements of operations.

Distributions

The Mahrt Loan contains restrictive covenants that prohibit us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification. Once the Mahrt Loan has been reduced to a loan-to-collateral value ratio of less than 40%, we may declare, set aside funds for, pay dividends or distributions, or make other payments to our stockholders from future operating cash flows on a discretionary basis.

The amount of distributions that we pay to our common stockholders is determined by our board of directors and is dependent upon a number of factors, including the funds available for distribution to common stockholders, our financial condition, our capital expenditure requirements, our expectations of future sources of liquidity and the annual distribution requirements necessary to maintain our status as a REIT under the Code.

On August 9, 2010, our board of directors declared a special 2% common stock dividend on the outstanding shares of our common stock to the stockholders of record of such shares as shown on our books at the close of business on August 9, 2010. We issued approximately 439,400 shares of our common stock to shareholders on August 16, 2010 pursuant to this declaration.

Also, on August 9, 2010, our board of directors declared a daily non-compounding stock dividend in the amount of 0.000054348 shares per day per share on the outstanding shares of our common stock to the stockholders of record of such shares as shown on our books at the close of business on each day during the period commencing on August 10, 2010 and continuing through and including September 15, 2010. We issued approximately 45,700 shares of our common stock to shareholders on September 15, 2010 pursuant to this declaration.

In addition, on August 9, 2010, our board of directors declared a daily non-compounding stock dividend for the fourth quarter of 2010 in the amount of 0.000054945 shares per day per share on the outstanding shares of common stock to the stockholders of record of such shares as shown on our books at the close of business on each day during the period commencing on September 16, 2010 and continuing through and including December 15, 2010. The fourth quarter dividend is to be paid on a date during the month of December 2010 as our President may determine. As of September 30, 2010, we have recorded an other liability in the accompanying consolidated balance sheets for the par value of approximately 19,100 shares of our common stock pursuant to this declaration.

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2009. To qualify to be taxed as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Inflation

In connection with the acquisition of the Mahrt Timberland, we entered into the Timber Agreements with MeadWestvaco. The Timber Agreements provide that we will sell to MeadWestvaco specified amounts of timber subject to quarterly market pricing adjustments and monthly fuel pricing adjustments, which are intended to protect us from, and mitigate the risk of, the impact of inflation. The price of timber has generally increased with increases in inflation. Because of our limited operating history, we have not noticed a significant impact from inflation on our revenues, net sales, or income from continuing operations.

Application of Critical Accounting Policies

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below:

Timber Assets

Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated amortization. We capitalize timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation; growing or purchases of seedlings; planting, fertilization, and herbicide application; and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands, and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and are amortized over their estimated useful lives. Costs for roads built to access a single logging site are expensed as incurred.

Depletion

Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned for longer than one year and similarly managed are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (i) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (ii) capitalized silviculture costs incurred and the projected silviculture costs, net of inflation, to be capitalized over the harvest cycle, by (b) the total timber volume estimated to be available over the harvest cycle. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each fee timber tract owned less than one year, depletion rates are determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Depletion rates for lease tracts, which are generally limited to one harvest, are calculated by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Evaluation of the Recoverability of Timber Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our timber assets may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in our operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We intend to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in our operations. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes and are discounted at risk-free rates of interest. We consider assets to be held for sale at the point at which a sale contract is executed and the buyer has made a nonrefundable earnest money deposit against the contracted purchase price. We have determined that there has been no impairment of our long-lived assets to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of timberland properties, we allocate the purchase price to tangible assets, consisting of timberland, timber, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on our estimate of their fair values.

The fair values of timberland and timber are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timberland and timber based on our determination of the relative fair value of these assets.

Intangible Lease Assets

In-place ground leases with us as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) legal ownership and the risk of loss are transferred to the purchaser, (iii) price and quantity is determinable, and (iv) collectibility is reasonably assured. Our primary sources of revenue are recognized as follows:

(1)	For delivered sales contracts, which include amounts sufficient to cover costs of logging and hauling of timber, revenues are recognized upon delivery to the customer.

(2)

For pay-as-cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.

(3)

For lump-sum sale contracts, the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to us; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.

(4)

Revenues from the sale of higher and better use timberland and nonstrategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

(5)

For recreational leases, rental income collected in advance is recorded as other liabilities in the accompanying consolidated balance sheets until earned over the term of the respective recreational lease and recognized as other revenue.

Related Party Transactions and Agreements

We have engaged Wells TIMO and its affiliates to perform certain services under agreements which require us to pay fees and reimbursements to Wells TIMO or its affiliates, including asset management and disposition fees, selling commissions and dealer-manager fees, as well as subject to certain limitations, reimbursements of organization and offering costs, and certain operating costs. See Note 8 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and the related transactions, fees and reimbursements.

Assertions of Legal Actions against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc., formerly known as Wells Real Estate Investment Trust, Inc. (referenced herein as “Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President; Wells Capital, the owner of our advisor; Wells Management Company, Inc. (“Wells Management”); certain affiliates of Wells REF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of an internalization transaction by Piedmont REIT on April 16, 2007. The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the Court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the Court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint. On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009. On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff’s motion for leave to amend on June 23, 2009. On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants’ motion for summary judgment and granting, in part, the plaintiff’s motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted “material” information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial. A trial date has not been set. Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Any financial loss incurred by Wells Capital or its affiliates, including our advisor, could hinder our advisor’s ability to successfully manage our operations and our portfolio of investments.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 1, Note 5, and Note 8 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	Amended Master Purchase Agreement;

•	MeadWestvaco Timber Agreements;

•	Carbon Storage Agreement;

•	Placement Agent Agreement;

•	Advisory Agreement;

•	Dealer-Manager Agreement; and

•	Structuring Agent Agreement.

Subsequent Events

Sale of Shares of Common Stock

From October 1, 2010 through October 31, 2010, we raised approximately $6.0 million through the issuance of approximately 0.6 million shares of our common stock under our Follow-On Offering. As of October 31, 2010, approximately 194.4 million shares remained available for sale to the public under our Follow-On Offering, exclusive of shares available under our distribution reinvestment plan. No proceeds were received from issuance of common stock under the German Offering and 2010 German Offering from October 1, 2010 through October 31, 2010. As of October 31, 2010, approximately 53.8 million shares remained available for sale to the Funds under our German Offering. As of October 31, 2010, approximately 9.7 million shares remained available for sale under our 2010 German Offering, exclusive of shares available under the distribution reinvestment plan.

Amendment of Charter and Bylaws

On October 6, 2010, our board of directors unanimously adopted an amendment to our bylaws, effective as of October 6, 2010. The bylaws amendment creates a new Article XIV, which provides that the maximum amount of leverage that we may have in relation to our net assets shall not exceed 200%. The bylaws amendment also provides that any amendment to Article XIV shall be valid only if approved by the affirmative vote of our stockholders entitled to cast a majority of all votes entitled to be cast on the matter.

In conjunction with the adoption of the bylaws amendment, our board of directors approved a charter amendment to limit the amount of leverage we may incur in a manner consistent with the bylaws amendment. Our board of directors will submit the charter amendment for consideration and approval by our stockholders at our 2011 annual meeting of stockholders.

Amendment and Restatement of Share Redemption Plan

On November 8, 2010, we amended and restated our Share Redemption Plan (the “Amended Share Redemption Plan”). The Amended Share Redemption Plan, which will take effect on December 9, 2010, provides the criteria that we will use to determine a “qualifying disability” under the Amended Share Repurchase Plan. In addition, the Amended Share Redemption Plan provides for the redemption of a stockholder’s shares in connection with the qualification for federal assistance for confinement to a “long term care facility” and provided the criteria for such determination.

The Amended Share Redemption Plan also changed the price at which we will redeem shares pursuant to the plan. For all redemptions other than in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of the period of one year after the completion of our offering stage, the price at which we will redeem shares will be 91% of the aggregate amount paid to us for all shares owned by the redeeming stockholder divided by the number of shares owned by such stockholder. For the period of one year after we complete our offering stage, the price at which we will redeem shares will be 95% of the per share value, as estimated by our advisor or another firm chosen for that purpose.

For shares to be redeemed in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of a period of one year after we complete our offering stage, the price at which we will redeem shares will be at an amount equal to 100% of the aggregate amount paid to us for all shares owned by the redeeming stockholder, divided by all shares owned such stockholder. For the period of one year after we complete our offering stage, the price at which we will redeem shares will be 100% of the aggregate amount paid to us for all shares owned by the redeeming stockholder divided by all shares owned by such stockholder, plus or minus (i) a valuation adjustment, which will be the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets and/or (ii) any other special distributions designated by our board of directors.

Finally, the Amended and Restated Share Redemption Plan clarified that no shares that have been transferred for value by a stockholder will be eligible to participate in the Amended and Restated Share Redemption Plan.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a result of entering into the Mahrt Loan, we are exposed to interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we have entered into interest rate swap agreements, and may enter into other interest rate swaps, caps, or other arrangements in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes; however, our derivatives do not qualify for hedge accounting treatment. All of our debt was entered into for other than trading purposes. We manage our ratio of fixed- to floating-rate debt with the objective of achieving a mix that we believe is appropriate in light of anticipated changes in interest rates. We closely monitor interest rates and will continue to consider the sources and terms of our borrowing facilities to determine whether we have appropriately guarded ourselves against the risk of increasing interest rates in future periods.

As of September 30, 2010, we had approximately $182.8 million outstanding on the Mahrt Loan, which matures on March 24, 2015 and bears interest at an adjustable rate based on one-, two-, or three-month LIBOR plus a margin that varies based upon the ratio of the amount outstanding on the loan to the value of the Mahrt Timberland at the time of determination. As of September 30, 2010, after consideration of the interest rate swap described below, approximately $130.3 million of the Mahrt Loan bears interest at an effectively variable rate. As of September 30, 2010, the weighted-average interest rate of the Mahrt Loan, after consideration of the interest rate swap, was 4.28%.

In October 2007, we entered into an interest rate swap agreement with Wachovia (the “Wachovia Interest Rate Swap”) to hedge our exposure to changing interest rates. The Wachovia Interest Rate Swap had an effective date of October 16, 2007 and expired on September 30, 2010.

The terms of the Mahrt Loan agreement required us to enter into an interest rate protection agreement. As such, we entered into an interest rate swap agreement with Rabobank Group (the “Rabobank Interest Rate Swap”). The Rabobank Interest Rate Swap has an effective date of September 30, 2010 and matures on March 28, 2013. Under the terms of the Rabobank Interest Rate Swap, we will pay interest at a fixed rate of 2.085% per annum and will receive variable LIBOR-based interest payments from Rabobank Group based the following schedule:

Start Date	End Date	Notional Amount
September 30, 2010	December 30, 2010	$ 52,500,000
December 30, 2010	March 30, 2011	$ 49,500,000
March 30, 2011	June 30, 2011	$ 46,500,000
June 30, 2011	September 30, 2011	$ 43,500,000
September 30, 2011	December 30, 2011	$ 67,500,000
December 30, 2011	March 30, 2012	$ 62,500,000
March 30, 2012	June 29, 2012	$ 57,500,000
June 29, 2012	September 28, 2012	$ 50,000,000
September 28, 2012	December 31, 2012	$ 37,500,000
December 31, 2012	March 28, 2013	$ 28,500,000

Approximately $52.5 million of our total debt outstanding as of September 30, 2010 is subject to fixed rates when coupled with the interest rate swap. As of September 30, 2010, this balance incurred interest expense at an average rate of 5.585%. A change in the market interest rate impacts the net financial instrument position of our fixed-rate debt portfolio; however, it has no impact on interest incurred or cash flows.

As of September 30, 2010, after consideration of the interest rate swap, approximately $130.3 million of our total debt outstanding is subject to variable interest rates. As such, a 1.0% change in interest rates would result in a change in interest expense of approximately $1.3 million per year. The amount outstanding on our variable-rate debt facility in the future will be largely dependent upon the level of investor proceeds raised under our Offerings and the rate at which we are able to employ such proceeds in the acquisition of timberland properties and toward the repayment of the Mahrt Loan.

ITEM 4T.	CONTROLS AND PROCEDURES

Management’s Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this quarterly report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.	OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

ITEM 1A.	RISK FACTORS

The following risk factors should be read together with the risk factors disclosed under Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2009, which includes a comprehensive discussion of some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in our Offerings do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue one billion shares of stock, of which 900 million shares are designated as common stock and 100 million are designated as preferred stock. Our board of directors may amend our charter to increase the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. After your purchase in our Offerings, our board may elect to (1) sell additional shares in our Offerings or future public offerings; (2) issue equity interests in private offerings; (3) issue shares of our common stock upon the exercise of the options we may grant to our independent directors or to employees of Wells TIMO or Wells Capital; (4) issue shares to our advisor, its successors or assigns, in payment of an outstanding fee obligation; (5) issue shares of our common stock to sellers of properties we acquire in connection with an exchange of limited partnership interests of Wells Timberland OP; or (6) issue shares of common stock pursuant to stock dividends. To the extent we issue additional equity interests after your purchase in our Offerings, your percentage ownership interest in us will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, which may be less than the price paid per share in our Offerings, and the value of our properties, existing stockholders also may experience a dilution in the book value of their investment in us.

On August 9, 2010, our board of directors authorized and we declared (1) a 2% common stock dividend to stockholders of record as of August 9, 2010; (2) a common stock dividend in an amount that annualizes to a 2% rate to stockholders of record during the period commencing on August 10, 2010 and continuing through and including September 15, 2010 and (3) a common stock dividend in an amount that annualizes to a 2% rate to stockholders of record during the period commencing on September 16, 2010 and continuing through and including December 15, 2010. If you purchase shares in our Offerings but were not a stockholder of record for any of the periods noted above for which our board of directors declared a common stock dividend, your interest in us will be diluted as a result of the additional shares issued to those stockholders of record during the periods noted above. Should our board of directors determine to issue additional common stock dividends, and should you purchase shares in our Offerings after the periods selected by our board as record dates for such common stock dividends, your interest in us will be further diluted.

We are dependent upon our advisor and its affiliates to conduct our operations and offerings; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer.

We are dependent upon our advisor and its affiliates to conduct our operations and our offerings. Thus, adverse changes to our relationship with, or the financial health of, our advisor and its affiliates, including changes arising from litigation, could hinder their ability to successfully manage our operations and our portfolio of investments.

Affiliates of our advisor serve as a general partner to many Wells-sponsored limited partnership programs. Those affiliates may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against our advisor’s affiliates could result in a substantial reduction of their net worth. If such liabilities affected the level of services that our advisor could provide, our operations and financial performance could suffer.

In addition, affiliates of our advisor are currently parties to litigation regarding Piedmont REIT’s internalization of entities affiliated with our advisor. Due to the uncertainties inherent in the litigation process, it is not possible for us to predict the ultimate outcome of these matters and, as with any litigation, the risk of financial loss does exist. Affiliates of our advisor have and may continue to incur defense costs associated with the litigation. A summary of the nature and status of the litigation is set forth below.

On March 12, 2007, a stockholder of Piedmont REIT filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III; Wells Capital, Wells Management; and other affiliates of our advisor. The litigation was filed prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, (i) that the consideration to be paid as part of the internalization is excessive; (ii) violations of the federal proxy rules based upon allegations that the proxy statement contains false and misleading statements or omits to state material facts; (iii) that the board of directors and the current and previous advisors breached their fiduciary duties to the class and to Piedmont REIT; and (iv) that the proposed internalization will unjustly enrich certain directors and officers of Piedmont REIT, including Messrs. Wells and Williams. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.

On June 27, 2007, the plaintiff filed an amended complaint, which contained the same counts as the original complaint, described above, with amended factual allegations based primarily on events occurring subsequent to the original complaint and the addition of one of Piedmont REIT’s officers as an individual defendant. On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff’s motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court’s order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff’s motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants’ motion for summary judgment and granting, in part, the plaintiff’s motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted “material” information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial. A trial date has not been set.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

(a)

On August 9, 2010, we granted 4,000 shares of restricted common stock to our independent directors upon their re-election to the board of directors pursuant to our amended and restated independent directors compensation plan. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act for transactions not involving a public offering

(b)	Not applicable.

(c)	During the quarter ended September 30, 2010, we redeemed shares as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publically Announced Plan or Program	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
July 2010	—	—	—		(1)
August 2010	30,300	$9.90	30,300		(1)
September 2010	15,342	$9.78	15,342		(1)

(1)

The commencement of our share redemption plan was announced on August 11, 2006. Our share redemption plan limits redemptions of our common stock as follows: the shares redeemed under the share redemption plan cannot exceed the lesser of (i) the amount redeemable from the sum of net proceeds from the sale of shares through the distribution reinvestment plan plus any additional amounts reserved for redemptions by Wells Timberland REIT’s board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. The terms of the Mahrt Loan prohibit Wells Timberland REIT from making redemptions, other than upon the death or qualifying disability of a stockholder, until this loan is reduced to a loan-to-collateral value ratio of less than 40% (see Note 4 of the accompanying consolidated financial statements). Redemptions sought within two years of the death or qualifying disability of a stockholder do not require a one-year holding period and are subject only to the overall limitation that, during any calendar year, aggregate redemptions may not exceed 100% of the net proceeds from our distribution reinvestment plan during the calendar year and any additional amounts reserved for such purpose by our board of directors. Wells Timberland REIT’s board of directors has approved a monthly, noncumulative reserve of $150,000 for death or qualifying disability redemptions of common stock.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

(a)	There have been no defaults with respect to any of our indebtedness.

(b)	Not applicable.

ITEM 4.	(REMOVED AND RESERVED)

ITEM 5.	OTHER INFORMATION

(a)	During the third quarter of 2010, there was no information that was required to be disclosed in a report on Form 8-K that was not disclosed in a report on Form 8-K.

Amendment and Restatement of Share Redemption Plan

On November 8, 2010, we amended and restated our Share Redemption Plan. The Amended Share Redemption Plan will take effect on December 9, 2010 and provides the criteria that we will use to determine a “qualifying disability” under the Amended Share Repurchase Plan. In addition, the Amended Share Redemption Plan provides for the redemption of a stockholder’s shares in connection with the qualification for federal assistance for confinement to a “long term care facility” and provided the criteria for such determination.

The Amended Share Redemption Plan also changed the price at which we will redeem shares pursuant to the plan. For all redemptions other than in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of the period of one year after the completion of our offering stage, the price at which we will redeem shares will be 91% of the aggregate amount paid to us for all shares owned by the redeeming stockholder divided by the number of shares owned by such stockholder. For the period of one year after we complete our offering stage, the price at which we will redeem shares will be 95% of the per share value, as estimated by our advisor or another firm chosen for that purpose.

For shares to be redeemed in connection with death, “qualifying disability,” or qualification for federal assistance for confinement to a “long-term care facility,” the Amended Share Redemption Plan provides that through the end of a period of one year after we complete our offering stage, the price at which we will redeem shares will be at an amount equal to 100% of the aggregate amount paid to us for all shares owned by the redeeming stockholder, divided by all shares owned such stockholder. For the period of one year after we complete our offering stage, the price at which we will redeem shares will be 100% of the aggregate amount paid to us for all shares owned by the redeeming stockholder divided by all shares owned by such stockholder, plus or minus (i) a valuation adjustment, which will be the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets and/or (ii) any other special distributions designated by our board of directors.

Finally, the Amended and Restated Share Redemption Plan clarified that no shares that have been transferred for value by a stockholder will be eligible to participate in the Amended and Restated Share Redemption Plan.

(b)	There are no material changes to the procedures by which stockholders may recommend nominees to our board of directors since the filing of our Schedule 14A.

ITEM 6.	EXHIBITS

The exhibits required to be filed with this report are set forth on the Exhibit Index hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS TIMBERLAND REIT, INC. (Registrant)

Date: November 8, 2010	By:	/s/ DOUGLAS P. WILLIAMS
Douglas P. Williams Executive Vice President, Secretary, Treasurer and Principal Financial Officer

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009, Supplement No. 6 dated April 14, 2010, Supplement No. 7 dated May 26, 2010, Supplement 8 dated August 19, 2010, Supplement No. 9 dated October 21, 2010 and Supplement No. 10 dated November 18, 2010.

Supplement No. 6 includes:

•	the status of our public offerings;

•	changes to the suitability standards for investors;

•	a description of our current portfolio;

•	selected financial data;

•	our performance – Adjusted EBITDA;

•	the refinancing of our indebtedness;

•	information regarding our distributions;

•	compensation paid to our advisor;

•	our offering of up to 11,398,963 shares of our common stock in a private placement pursuant to Regulation S under the Securities Act;

•	updates and supplements to certain risk factors;

•	appointment of an independent director to our board of directors;

•	a change in the independence qualification of one of our directors;

•	the adoption by our board of directors of an amendment to our bylaws;

•	issuance and sales of Series B preferred stock;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies – Investment Objectives;”

•	a revision to the “Management – Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation;

•	a revision to the “Plan of Distribution – Subscription Procedures” disclosure regarding the automatic investment plan for Ohio investors;

•	incorporation of certain documents by reference;

•	a change to our “Experts” section of our prospectus;

•	the amendment and restatement of our distribution reinvestment plan;

•	the amendment and restatement of our independent directors compensation plan;

•	an update to our “Prior Performance Summary” disclosure in our prospectus; and

•	an update to our “Prior Performance Tables” disclosure in our prospectus.

Supplement No. 7 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	our election to be taxed as a REIT;

•	a revision of the tax considerations section of our prospectus; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed with the Securities and Exchange Commission on May 13, 2010.

Supplement No. 8 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	declarations of stock dividends;

•	a revision to the “Risk Factors—Risks Related to Our Corporate Structure” section of the prospectus;

•	information regarding the renewal of our advisory agreement;

•	information regarding the election of our directors;

•	the amendment and restatement of our charter;

•	the amendment and restatement of our bylaws;

•	information regarding leadership changes at our dealer manager; and

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the Securities and Exchange Commission on August 12, 2010.

Supplement No. 9 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an update to the suitability standards applicable to Arizona and Pennsylvania investors;

•	the adoption by our board of directors of an amendment to our bylaws to limit the leverage we may incur;

•	a clarification with respect to the vesting schedule of restricted stock granted to our independent directors; and

•	an amended subscription agreement.

Supplement No. 10 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	amendments to our share redemption plan;

•	a clarification regarding our subscription procedures

•	a revision to the “Risk Factors—Risks Related to Our Corporate Structure” section of the prospectus; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.